UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 15, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

For Immediate Release:	May 15, 2013

Financial Statements for Fiscal 2012 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting
Phone:	+81-3-5224-2030

Ordinary General Meeting of Shareholders (scheduled):	June 25, 2013
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 25, 2013
Finance Bureau (scheduled):	June 26, 2013	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2012 (for the fiscal year ended March 31, 2013)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2012	2,913,005	7.2	750,376	15.6	560,516	15.6
Fiscal 2011	2,715,674	(0.0)	648,561	10.2	484,519	17.2

Note:	Comprehensive Income: Fiscal 2012: ¥1,270,809 million, 102.4%; Fiscal 2011: ¥627,584 million, 135.3%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2012	22.96	22.05	10.9	0.4	25.7
Fiscal 2011	20.62	19.75	11.3	0.3	23.8

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2012: ¥(11,141) million; Fiscal 2011: ¥2,689 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2012	177,411,062	7,736,230	3.3	229.70
Fiscal 2011	165,360,501	6,869,295	2.9	187.19

Reference:	Own Capital: As of March 31, 2013: ¥5,927,135 million; As of March 31, 2012: ¥4,909,437 million

Note:

Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2012	5,858,617	(749,691)	(283,872)	11,347,537
Fiscal 2011	4,163,027	(6,175,676)	(680,652)	6,483,138

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2011	—	3.00	—	3.00	6.00	144,088	29.0	3.2
Fiscal 2012	—	3.00	—	3.00	6.00	144,542	26.1	2.8
Fiscal 2013 (estimate)	—	3.00	—	3.00	6.00		29.4

Note: Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2013 (for the fiscal year ending March 31, 2014)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2013	—	—	—
Fiscal 2013	500,000	(10.7)	20.38

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2013.
It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

Mizuho Financial Group, Inc.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: Yes

„ Restatements: No

(Note)	As changes during this period correspond to changes in accounting policies which are difficult to distinguish from changes in accounting estimates, “Changes in accounting policies due to revisions of accounting standards, etc.” and “Changes in accounting estimates” are presented with “Yes”. For more information, please refer to “5. Depreciation of Fixed Assets (Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)” on page 1-26 of the attachment.

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2013	24,164,864,477 shares	As of March 31, 2012	24,048,165,727 shares
‚ Year-end treasury stock:	As of March 31, 2013	22,128,230 shares	As of March 31, 2012	37,046,418 shares
ƒ Average number of outstanding shares:	Fiscal 2012	24,053,281,754 shares	Fiscal 2011	23,073,543,940 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2012

1. Financial Highlights for Fiscal 2012 (for the fiscal year ended March 31, 2013)

(1) Non-Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2012	262,180	593.9	241,105	—	235,938	—	241,337	—
Fiscal 2011	37,781	(18.6)	16,521	(38.2)	10,417	(44.4)	10,217	(44.8)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2012	9.69	9.46
Fiscal 2011	0.06	0.06

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2012	6,202,149	4,788,923	77.1	182.43
Fiscal 2011	6,128,424	4,688,334	76.4	177.82

Reference:	Own Capital: As of March 31, 2013: ¥4,786,236 million; As of March 31, 2012: ¥4,686,175 million
Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into “one bank” and “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2011	—	10.00	—	10.00	20.00	7,571
Fiscal 2012	—	10.00	—	10.00	20.00	7,120
Fiscal 2013 (estimate)	—	10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2011	—	15.00	—	15.00	30.00	1,100
Fiscal 2012	—	15.00	—	15.00	30.00	1,100
Fiscal 2013 (estimate)	—	15.00	—	15.00	30.00

(Note) Mizuho Financial Group, Inc. (“MHFG”) has announced today, as to the Thirteenth Series Class XIII Preferred Stock, subject to a resolution necessary for acquisition at the eleventh (11th) ordinary general meeting of shareholders scheduled to be held on June 25, 2013, that MHFG will acquire the relevant stock as of July 11, 2013 in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock, and cancel all of the relevant stock on the same day subject to the foregoing acquisition. If the relevant stock is acquired and cancelled, cash dividend payment of the Thirteenth Series Class XIII will not be made.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-4
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2012 and Forecast Dividend Payment for Fiscal 2013	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-8
	(1) Principal Management Policy	p.1-8
	(2) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-8

4.	Consolidated Financial Statements and Others	p.1-13
	(1) Consolidated Balance Sheets	p.1-13
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-15
	(3) Consolidated Statements of Changes in Net Assets	p.1-18
	(4) Consolidated Statements of Cash Flows	p.1-21
	(5) Matters Related to the Assumption of Going Concern	p.1-23
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-23
	(7) Issued But Not Yet Adopted Accounting Standard and Others	p.1-29
	(8) Change in Presentation of Financial Statements	p.1-30
	(9) Notes	p.1-31
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Business Segment Information)
(Matters Related to Combination and Others)
(Per Share Information)
(Subsequent Events)

1-1

Mizuho Financial Group, Inc.

5.	Non-Consolidated Financial Statements	p.1-49
	(1) Non-Consolidated Balance Sheets	p.1-49
	(2) Non-Consolidated Statements of Income	p.1-51
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-52
	(4) Note for the Assumption of Going Concern	p.1-53

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for May 22, 2013 (Wednesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-2

Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2013, despite the continuing weakness in the recovery of the global economy and the further slowdown of the economy being felt particularly in Europe and China last summer, there are visible signs of recovery as concerns over the Euro region’s debt problems have been eased to some degree.

In the United States, gradual recovery in the economy continues on the basis of increased consumer spending due to an improvement in employment conditions among other things. On the other hand, while the expiration of the major tax-relief was avoided, the risk of a slackening in the economy remains with the budget sequestration set in motion in March 2013 as part of a large-scale austerity measure known as the “fiscal cliff”. In Europe, the economies of the region are gradually slowing down, with the fiscal problems experienced by certain countries impacting the real economy. Although the concerns in the financial markets have eased to some degree due to measures such as the establishment of the European Stability Mechanism (ESM), the circumstances in which a reduced budget may result in an economic slowdown or political instability are expected to continue, particularly among southern European countries, and it is difficult to predict the effects of the slow down of the European economy on the global economy. In Asia, although the economies of the region as a whole are slowing from the impact of, among other things, the decline in exports to Europe, China is following a course of gradual economic recovery mainly due to increased public investments, and the trend is affecting other Asian countries.

In Japan, although the economy was not showing much improvement with decreased exports and production, among other things, mainly due to the slowdown in overseas economies, there are visible signs of recovery. As for the future direction of the economy, while there are causes for concern, such as the downturn in overseas economies, posing a risk to act as a drag on economic growth, there are prospects for the economy to be back on course for recovery due to the improved export situation following the depreciation of the yen against other currencies and the effects of economic measures and monetary policies, among other things.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,171.7 billion for fiscal 2012, increasing by ¥168.6 billion from the end of the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank, Mizuho Corporate Bank, and Mizuho Trust & Banking on a non-consolidated basis (the 3 Banks) increased by ¥78.5 billion on a year-on-year basis to ¥1,686.1 billion. Total income from Customer Groups including domestic business increased by ¥26.4 billion, with an increase in income from overseas business, particularly from Asia. Income from Trading and Others increased by ¥52.2 billion. General and Administrative Expenses of the 3 Banks decreased by ¥39.6 billion on a year-on-year basis to ¥839.7 billion.

Consolidated Gross Profits (Net Operating Revenues) of Mizuho Securities (simple aggregate figures for Mizuho Investors Securities (before the merger with Mizuho Securities conducted on January 4, 2013) and Mizuho Securities) increased by ¥80.9 billion on a year-on-year basis and Selling, General and Administrative Expenses decreased by ¥1.9 billion on a year-on-year basis.

As a result, Consolidated Net Business Profits increased by ¥193.0 billion on a year-on-year basis to ¥912.1 billion.

Consolidated Credit-related Costs amounted to ¥111.8 billion with a year-on-year change of ¥139.5 billion.

Consolidated Net Gains (Losses) related to Stocks decreased by ¥44.7 billion on a year-on-year basis to net losses of ¥82.9 billion, mainly due to recording impairment losses for certain stocks reflecting a decline in stock prices.

Mizuho Securities (simple aggregate figures for Mizuho Investors Securities (before the merger with Mizuho Securities conducted on January 4, 2013) and Mizuho Securities) returned to the black for the first time since fiscal 2009, with Consolidated Net Income of ¥25.9 billion.

As a result, Consolidated Net Income increased by ¥75.9 billion on a year-on-year basis to ¥560.5 billion.

This result shows a 112% achievement against the earnings plan for fiscal 2012 of ¥500.0 billion.

As for earnings estimates for fiscal 2013, we estimate Ordinary Profits of ¥740.0 billion and Net Income of ¥500.0 billion on a consolidated basis.

1-3

Mizuho Financial Group, Inc.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2013 amounted to ¥177,411.0 billion, increasing by ¥12,050.5 billion from the end of the previous fiscal year, mainly due to increases in Cash and Due from Banks.

Securities were ¥53,472.3 billion, increasing by ¥2,079.5 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥67,536.8 billion, increasing by ¥3,736.3 billion from the end of the previous fiscal year.

Deposits amounted to ¥84,241.9 billion, increasing by ¥5,430.0 billion from the end of the previous fiscal year.

Net Assets amounted to ¥7,736.2 billion, increasing by ¥866.9 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥5,174.6 billion, Accumulated Other Comprehensive Income was ¥752.5 billion and Minority Interests was ¥1,806.4 billion.

Net Cash Provided in Operating Activities was ¥5,858.6 billion mainly due to increased Deposits. Net Cash Provided (Used in) by Investing Activities was ¥(749.6) billion mainly due to acquisition of securities, and Net Cash Provided in Financing Activities was ¥(283.8) billion mainly due to repayments to minority shareholders. As a result, Cash and Cash Equivalents as of March 31, 2013 was ¥11,347.5 billion.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2012 and Forecast Dividend Payment for Fiscal 2013

We continue to pursue “disciplined capital management” policy which maintains the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments of common stock for the end of the fiscal year ending March 31, 2013 as follows. We also plan to make cash dividend payments of preferred stock for the end of the fiscal year ending March 31, 2013 as prescribed.

Common Stock	¥3 per share	(as predicted in Dividends Estimates	)
Annual cash dividends including interim dividends	¥6 per share
Eleventh Series Class XI	¥10 per share
Annual cash dividends including interim dividends	¥20 per share
Thirteenth Series Class XIII	¥15 per share
Annual cash dividends including interim dividends	¥30 per share

As for the dividend forecast of common stock for fiscal 2013, in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders”, we plan to make cash dividend payments of ¥6 per share of common stock. As for the dividend forecast of preferred stock of fiscal 2013, we plan to make cash dividend payments as prescribed. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely way.

(Dividends Estimates for Fiscal 2013)

Common Stock	Cash Dividends per Share	¥6
	Interim Dividends	¥3

Eleventh Series Class XI	Cash Dividends per Share	¥20
	Interim Dividends	¥10

Thirteenth Series Class XIII	Cash Dividends per Share	¥30
	Interim Dividends	¥15

(Note) Mizuho Financial Group, Inc. (“MHFG”) has announced today, as to the Thirteenth Series Class XIII Preferred Stock, subject to a resolution necessary for acquisition at the eleventh (11th) ordinary general meeting of shareholders scheduled to be held on June 25, 2013, that MHFG will acquire the relevant stock as of July 11, 2013 in accordance with the provisions of Article 19 of the Company’s Articles of Incorporation and Article 14 of the Terms and Conditions of the Thirteenth Series Class XIII Preferred Stock, and cancel all of the relevant stock on the same day subject to the foregoing acquisition. If the relevant stock is acquired and cancelled, cash dividend payment of the Thirteenth Series Class XIII will not be made.

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

1-4

Mizuho Financial Group, Inc.

2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides principally banking business, together with securities business, trust business, and other financial services.

<<MHFG>>	(as of March 31, 2013)

General Meeting of Shareholders
Corporate Auditors/
Board of Corporate Auditors
Corporate Auditors Office
Board of Directors
Nominating Committee
Compensation Committee
Executive Management Committee
Business Policy Committees
President & CEO
(Group CEO)
Internal Audit Committee
Executive Secretariat
Strategic Planning Group
Group Planning Division
Corporate Planning Division
Corporate Communications Division
Administration Division
Customer Satisfaction Division
Financial Control & Accounting Group
Financial Planning Division
Portfolio Management Division
Strategic Investment Division
Accounting Division
Investor Relations Division
Risk Management Group
Risk Management Division
Credit Risk Management Division
Human Resources Group
Group Human Resources Division
IT & Systems Group
IT & Systems Planning Division
IT & Systems Promotion Division
Operations Group
Operations Planning Division
Compliance Group
Compliance Division
Legal Division
Internal Audit Group
Internal Audit Division
Significant subsidiaries and affiliates
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Securities Co., Ltd.
Mizuho Trust & Banking Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd. (Note)
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Financial Strategy Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
○Consolidated subsidiaries of Mizuho Bank, Ltd.
・Mizuho Credit Guarantee Co., Ltd.
・Mizuho Factors, Limited
・Mizuho Capital Co., Ltd.
○Affiliates of Mizuho Bank, Ltd.
・UC Card Co., Ltd.
○Consolidated subsidiaries of Mizuho Corporate Bank, Ltd.
・Mizuho Corporate Bank Nederland N.V.
・PT. Bank Mizuho Indonesia
・Mizuho Corporate Bank (USA)
・Mizuho Corporate Bank (China), Ltd.
・Mizuho Capital Markets Corporation
・Mizuho International plc
・Mizuho Bank (Switzerland) Ltd.
・Mizuho Securities USA Inc.
○Affiliates of Mizuho Corporate Bank, Ltd.
・Joint Stock Commercial Bank for Foreign Trade of Vietnam
○Affiliates of Mizuho Bank and Mizuho Corporate Bank
・Defined Contribution Plan Services Co., Ltd.
○Consolidated subsidiaries of Mizuho Trust & Banking Co., Ltd.
・Mizuho Trust & Banking Co. (USA)
・Mizuho Trust & Banking (Luxembourg) S.A.
○Affiliates of Mizuho Financial Group
・Orient Corporation

Note	: DIAM Co., Ltd. is an affiliate of MHFG.

1-5

Mizuho Financial Group, Inc.

We conducted a transformation into a new group capital structure and a new group management structure as of April 1, 2013.

<<MHFG>>	(as of April 1, 2013)

General Meeting of Shareholders
Corporate Auditors/ Board of Corporate Auditors
Corporate Auditors Office
Board of Directors
Nominating Committee
Compensation Committee
Executive Management Committee
President & CEO (Group CEO)
Business Policy Committees
Group Strategy Conferences
Internal Audit Committee
Personal Banking Unit
Personal Banking Coordination Division
Retail Banking Unit
Retail Baking Coordination Division
Corporate Banking Unit (Large Corporations)
Corporate Banking Coordination Division (Large Corporations)
Corporate Banking Unit
Corporate Banking Coordination Division
Financial Institutions & Public Sector Business Unit
Financial Institutions & Public Sector Business Coordination Division
International Banking Unit
International Coordination Division
Investment Banking Unit
Investment Banking Coordination Division
Transaction Banking Unit
Transaction Banking Coordination Division
Asset Management Unit
Asset Management Coordination Division
Markets Unit
Markets Coordination Division
Strategic Planning Group
Group Planning Division
Corporate Planning Division
Corporate Communications Division
Administration Division
Customer Satisfaction Division
Branch Network Planning Division
Financial Control & Accounting Group
Financial Planning Division
Portfolio Management Division
Strategic Investment Division
Accounting Division
Investor Relations Division
Risk Management Group
Risk Management Division
Credit Risk Management Division
Human Resources Group
Group Human Resources Division
IT & Systems Group
IT & Systems Planning Division
IT & Systems Promotion Division
Operations Group
Operations Planning Division
Compliance Group
Compliance Division
Legal Division
Executive Secretariat
Internal Audit Group
Internal Audit Division
Significant subsidiaries and affiliates
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Securities Co., Ltd..
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd. (Note)
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Financial Strategy Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
○Consolidated subsidiaries of Mizuho Bank, Ltd.
・Mizuho Credit Guarantee Co., Ltd.
・Mizuho Factors, Limited
・Mizuho Capital Co., Ltd.
○Affiliates of Mizuho Bank, Ltd.
・UC Card Co., Ltd.
○Consolidated subsidiaries of Mizuho Corporate Bank, Ltd.
・Mizuho Corporate Bank Nederland N.V.
・PT. Bank Mizuho Indonesia
・Mizuho Corporate Bank (USA)
・Mizuho Corporate Bank (China), Ltd.
・Mizuho Capital Markets Corporation
○Affiliates of Mizuho Corporate Bank, Ltd.
・Joint Stock Commercial Bank for Foreign Trade of Vietnam
○Affiliates of Mizuho Bank and Mizuho Corporate Bank
・Defined Contribution Plan Services Co., Ltd.
○Consolidated subsidiaries of Mizuho Trust & Banking Co., Ltd.
・Mizuho Trust & Banking Co. (USA)
・Mizuho Trust & Banking (Luxembourg) S.A.
○Consolidated subsidiaries of Mizuho Securities Co., Ltd.
・Mizuho International plc
・Mizuho Bank (Switzerland) Ltd.
・Mizuho Securities USA Inc.
○Affiliates of Mizuho Financial Group
・Orient Corporation

Note	: DIAM Co., Ltd. is an affiliate of MHFG.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following company is listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	24.6 24.6	Tokyo Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

1-7

Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

The Group established a new Mizuho Corporate Identity, as fundamental mindsets underlying all of its corporate activities, which is comprised of Corporate Philosophy, Vision, and the Mizuho Values. Sharing the new group corporate identity and working as one group, the Group will operate and promote business, bringing fruitfulness for each customer and contributing to the prosperity of economies and societies.

1. Corporate Philosophy: Mizuho’s fundamental approach to business activities

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

Providing customers worldwide with the highest quality financial services with honesty and integrity;

Anticipating new trends on the world stage;

Expanding our knowledge in order to help customers shape their future;

Growing together with our customers in a stable and sustainable manner; and

Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

2. Vision: Mizuho’s vision for the future

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

3. The Mizuho Values: The shared values and principles of Mizuho’s people

1.	Customer First: The most trusted partner lighting the future

2.	Innovative Spirit: Progressive and flexible thinking

3.	Team Spirit: Diversity and collective strength

4.	Speed: Sharpness and promptness

5.	Passion: Communication and challenge for the future

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group started a new medium-term business plan for the three years from fiscal year 2013. This proactive business plan has been named the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” and it aims to launch the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. As part of this plan, the Group has developed five basic policies based on Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance, and the Group’s future direction based on an analysis of Mizuho’s current situation, and also, adding more detail to these five basic policies, we have developed ten basic strategies in terms of business strategy and management foundations as follows:

1-8

Mizuho Financial Group, Inc.

[Mizuho’s Vision]

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia, and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

[Five Basic Policies]

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

[Ten Basic Strategies]

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments.

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

In addition, in April 2013, the Group turned MHSC, which had been a consolidated subsidiary of MHFG, into a directly-held subsidiary of MHFG, and moved to a new group capital structure which places banking, trust banking, securities and other major group companies under the direct control of the holding company. The merger between MHBK and MHCB is scheduled for July 2013, on the condition that, among other things, permission is obtained from the relevant authorities in Japan. This will lead to a move to a single bank and single securities structure.

Further, from April 2013, for the purpose of promoting timely and unified group strategic planning under the strong governance of the holding company, in addition to the strengthening of group governance, the Group moved to a new group operational structure. Specifically, the executive officers in charge of corporate planning and management at the holding company have been serving in five-way concurrent positions at MHFG, MHBK, MHCB, MHTB and MHSC, and also, we have clarified their positioning as the group chief officers. In addition, the holding company established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across MHBK and MHCB under the substantive one bank structure.

We also established at the holding company five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management, and markets, as forums to comprehensively deliberate on important matters in terms of group business strategy among units. With the establishment of these strategy conferences, the existing three global groups were abolished.

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Mizuho Financial Group, Inc.

Group Structure of Mizuho

•	Decisions have been made to conduct a merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on the assumption that, among other things, permission is obtained from the relevant authorities in Japan.

(Effective Date of Merger: July 1, 2013)

With the fixing of these structures, the Group will continue to build the most effective and advanced group management structure. The Group will also continue to consider the possibility of consolidation that includes MHTB, with the new MHBK, after the merger between MHBK and MHCB.

New Group Operational Structure of Mizuho

*	In principle, group companies other than the above belong to each segment depending on the characteristics of their businesses.
*	The five group strategy conferences (Group Retail Strategy Conference, Group Wholesale Strategy Conference, Group International Strategy Conference, Group Asset Management Strategy Conference, and Group Markets Strategy Conference) are established at the holding company as the forums to comprehensively deliberate on important matters regarding group business strategy among units.

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Mizuho Financial Group, Inc.

[Business Strategy]

Based on the ten basic strategies under the new medium-term business plan, the Group will strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments.

With respect to business with personal customers, the Group will provide a wide range of financial products ranging from loans to investments responding to personal customers’ life cycles and aspirations. The Group will also make an effort to build advanced yet simple, convenient and optimal next-generation retail services and to provide customers with easy to understand financial services. In addition, for business owners, etc., the Group will provide business as well as asset management services for both of their corporate and personal needs.

With respect to business with corporate customers, the Group will provide advice on customers’ management issues such as business strategy and capital structure as well as group-wide appropriate financial solutions that cross over each of the product lines of the Group. In addition, while making proposals based on global industry knowledge and funding for growth, the Group will also focus on supporting customers’ overseas expansion. Moreover, the Group will cooperate with customers among regional financial institutions as their “area partner” with an aim to invigorate the regions.

With respect to overseas business, the Group will seamlessly develop a wide range of sophisticated financial services based in Asia and Japan. The Group will also seek to build medium to long-term relationships with customers, not merely those developed through loan transactions, but also those backed by the Group’s industry knowledge and ability to provide products. In addition, the Group will strengthen the overseas transaction business so as to be capable to respond to the accelerating global capital and trade flows and devote itself to providing distinctive settlement services especially in Asia.

With respect to asset management business, the Group will provide customers with optimum asset portfolios to meet their needs as well as innovative products supported by advanced financial knowledge and high-level financial technology.

With respect to markets business, the Group will make efforts to strengthen its capability to respond to customer needs by developing global sales and trading activities across group-wide banking, trust banking and securities functions.

[Business Management, Management Foundations, etc.]

The Group will also strengthen its business management, management foundations, etc. based on the ten basic strategies under the new medium-term business plan.

While making efforts to strengthen stable financial foundations based on abundant liquidity and appropriate capital levels, with respect to capital management, the Group will continue to pursue a disciplined capital policy by appropriately balancing stable capital enhancement and steady returns to shareholders. Under the new capital regulations, including the framework to identify global systemically important financial institutions (G-SIFIs), the Group believes it will be able to sufficiently meet the new capital regulations mainly by accumulating retained earnings and improving asset efficiency through its various initiatives to be implemented under the new medium-term business plan.

In its establishment of the optimal management foundations to support its business strategy, the Group aims to allocate and develop human resources on a group-wide basis and optimize business operations, and the Group will also strive to secure stable and accurate system operations as well as to establish a solid system infrastructure.

In addition, the Group will endeavor to establish a strong group governance structure and, in response to global business development and collaboration among the banking, trust and securities functions, enhance risk management and compliance management systems.

Furthermore, as a part of its initiatives to create a common culture throughout the Group, the Group has established the new Mizuho corporate identity. The Group has also reviewed its brand strategy from the perspective of building the optimal brand for the new Mizuho and established a new brand slogan, “One MIZUHO: Building the future with you.”

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Mizuho Financial Group, Inc.

The Group will make an effort to have the new Mizuho corporate identity embedded into the Group. Additionally, the Group will share with management and employees of the Group the determination represented by the brand slogan. In the spirit of One MIZUHO, the Group strongly recognizes its social responsibility and the importance of its identity as Mizuho. By making steady progress in pursuing the new group strategy, the Group will further promote its corporate values.

1-12

Mizuho Financial Group, Inc.

4. CONSOLIDATED FINANCIAL STATEMENTS AND OTHERS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2012	As of March 31, 2013
Assets
Cash and Due from Banks	¥7,278,477	¥	*8	12,333,997
Call Loans and Bills Purchased	249,032			530,541
Receivables under Resale Agreements	7,123,397			9,025,049
Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409			5,543,914
Other Debt Purchased	1,542,062			1,279,964
Trading Assets	14,075,005		*8	14,076,928
Money Held in Trust	71,414			96,014
Securities	51,392,878		*1,*8,*16	53,472,399
Loans and Bills Discounted	63,800,509		*3,*4,*5,*6,*7,*8,*9	67,536,882
Foreign Exchange Assets	1,016,665		*7	1,412,601
Derivatives other than for Trading Assets	4,474,729			4,475,055
Other Assets	2,871,153		*8,*17	2,599,553
Tangible Fixed Assets	923,907		*11,*12	901,085
Buildings	325,804			315,268
Land	469,983		*10	463,851
Lease Assets	14,185			17,373
Construction in Progress	11,575			23,875
Other Tangible Fixed Assets	102,359			80,716
Intangible Fixed Assets	485,995			477,546
Software	216,066			210,244
Goodwill	60,592			57,686
Lease Assets	2,952			4,522
Other Intangible Fixed Assets	206,383			205,093
Deferred Tax Assets	359,987			165,299
Customers’ Liabilities for Acceptances and Guarantees	3,980,644			4,224,259
Reserves for Possible Losses on Loans	(691,760)			(739,990)
Reserve for Possible Losses on Investments	(10)			(40)

Total Assets	¥165,360,501	¥		177,411,062

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2012	As of March 31, 2013
Liabilities
Deposits	¥78,811,909	¥	*8	84,241,955
Negotiable Certificates of Deposit	11,824,746			15,326,781
Call Money and Bills Sold	5,668,929		*8	6,126,424
Payables under Repurchase Agreements	12,455,152		*8	17,451,041
Guarantee Deposits Received under Securities Lending Transactions	7,710,373		*8	11,325,439
Commercial Paper	362,694			472,718
Trading Liabilities	8,215,668			7,686,442
Borrowed Money	14,763,870		*8,*13	7,699,440
Foreign Exchange Liabilities	233,184			182,473
Short-term Bonds	538,198			477,400
Bonds and Notes	4,783,180		*14	5,141,746
Due to Trust Accounts	1,003,129			1,120,696
Derivatives other than for Trading Liabilities	4,288,356			4,404,754
Other Liabilities	3,610,067			3,501,064
Reserve for Bonus Payments	38,577			45,754
Reserve for Employee Retirement Benefits	36,053		*17	38,632
Reserve for Director and Corporate Auditor Retirement Benefits	2,256			1,612
Reserve for Possible Losses on Sales of Loans	8			48
Reserve for Contingencies	24,559			16,859
Reserve for Reimbursement of Deposits	15,769			16,464
Reserve for Reimbursement of Debentures	20,193			35,417
Reserves under Special Laws	1,221			1,203
Deferred Tax Liabilities	19,219			54,221
Deferred Tax Liabilities for Revaluation Reserve for Land	83,243		*10	81,977
Acceptances and Guarantees	3,980,644			4,224,259

Total Liabilities	158,491,206			169,674,832

Net Assets
Common Stock and Preferred Stock	2,254,972			2,254,972
Capital Surplus	1,109,783			1,109,508
Retained Earnings	1,405,066			1,814,782
Treasury Stock	(7,074)			(4,661)

Total Shareholders’ Equity	4,762,749			5,174,601

Net Unrealized Gains (Losses) on Other Securities	37,857			615,883
Deferred Gains or Losses on Hedges	67,045			84,634
Revaluation Reserve for Land	144,635		*10	142,345
Foreign Currency Translation Adjustments	(102,850)			(90,329)

Total Accumulated Other Comprehensive Income	146,687			752,533

Stock Acquisition Rights	2,158			2,687
Minority Interests	1,957,699			1,806,407

Total Net Assets	6,869,295			7,736,230

Total Liabilities and Net Assets	¥165,360,501	¥		177,411,062

1-14

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[CONSOLIDATED STATEMENTS OF INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Ordinary Income	¥2,715,674	¥		2,913,005
Interest Income	1,423,564			1,421,609
Interest on Loans and Bills Discounted	888,489			917,263
Interest and Dividends on Securities	348,453			323,901
Interest on Call Loans and Bills Purchased	6,580			5,548
Interest on Receivables under Resale Agreements	30,860			52,394
Interest on Securities Borrowing Transactions	9,922			10,647
Interest on Due from Banks	20,665			21,527
Other Interest Income	118,591			90,326
Fiduciary Income	49,014			48,506
Fee and Commission Income	566,888			617,681
Trading Income	150,317			215,033
Other Operating Income	355,745			413,157
Other Ordinary Income	170,143			197,015
Gains on Reversal of Reserves for Possible Losses on Loans	35,329			—
Recovery of Written-off Claims	39,384			26,914
Other	95,429		*1	170,100
Ordinary Expenses	2,067,112			2,162,628
Interest Expenses	335,223			345,710
Interest on Deposits	102,481			96,970
Interest on Negotiable Certificates of Deposit	27,375			32,196
Interest on Debentures	384			—
Interest on Call Money and Bills Sold	8,628			7,865
Interest on Payables under Repurchase Agreements	33,912			53,667
Interest on Securities Lending Transactions	14,407			19,065
Interest on Commercial Paper	874			1,676
Interest on Borrowed Money	35,046			29,796
Interest on Short-term Bonds	2,091			2,053
Interest on Bonds and Notes	72,753			71,148
Other Interest Expenses	37,266			31,269
Fee and Commission Expenses	107,954			110,303
Other Operating Expenses	99,277			88,258
General and Administrative Expenses	1,283,847			1,244,647
Other Ordinary Expenses	240,809			373,708
Provision for Reserves for Possible Losses on Loans	—			78,721
Other	240,809		*2	294,986

Ordinary Profits	¥648,561	¥		750,376

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Extraordinary Gains	¥92,881	¥		1,047
Gains on Disposition of Tangible Fixed Assets	1,540			1,032
Gains on Negative Goodwill Incurred	91,180			—
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	160			15
Extraordinary Losses	24,993			33,591
Losses on Disposition of Tangible Fixed Assets	6,849			7,263
Losses on Impairment of Fixed Assets	7,067			11,912
Other Extraordinary Losses	11,076		*3	14,415

Income before Income Taxes and Minority Interests	716,449			717,832

Income Taxes:
Current	55,560			64,559
Refund of Income Taxes	(228)			(14,158)
Deferred	97,494			7,461

Total Income Taxes	152,827			57,862

Income before Minority Interests	563,621			659,970

Minority Interests in Net Income	79,102			99,454

Net Income	¥484,519	¥		560,516

1-16

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Income before Minority Interests	¥563,621	¥		659,970
Other Comprehensive Income	63,962		*1	610,839
Net Unrealized Gains (Losses) on Other Securities	51,913			575,930
Deferred Gains or Losses on Hedges	(1,560)			17,353
Revaluation Reserve for Land	11,821			(41)
Foreign Currency Translation Adjustments	(1,106)			4,731
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	2,894			12,864

Comprehensive Income	627,584			1,270,809

Comprehensive Income Attributable to Owners of the Parent	555,194			1,168,611
Comprehensive Income Attributable to Minority Interests	72,390			102,198

1-17

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375	¥2,254,972
Changes during the period
Issuance of New Shares	350	—
Increase in Stock due to Share Exchange	73,247	—

Total Changes during the period	73,597	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Balance as of the beginning of the period	937,680	1,109,783
Changes during the period
Issuance of New Shares	350	—
Increase in Stock due to Share Exchange	171,575	—
Disposition of Treasury Stock	178	(275)

Total Changes during the period	172,103	(275)

Balance as of the end of the period	1,109,783	1,109,508

Retained Earnings
Balance as of the beginning of the period	1,132,351	1,405,066
Changes during the period
Cash Dividends	(216,472)	(152,694)
Net Income	484,519	560,516
Disposition of Treasury Stock	(225)	(355)
Transfer from Revaluation Reserve for Land	4,893	2,249

Total Changes during the period	272,714	409,715

Balance as of the end of the period	1,405,066	1,814,782

Treasury Stock
Balance as of the beginning of the period	(3,196)	(7,074)
Changes during the period
Increase in Stock due to Share Exchange	(13,318)	—
Repurchase of Treasury Stock	(2,560)	(395)
Disposition of Treasury Stock	12,001	2,807

Total Changes during the period	(3,877)	2,412

Balance as of the end of the period	¥(7,074)	(4,661)

1-18

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Total Shareholders’ Equity
Balance as of the beginning of the period	¥4,248,209	¥4,762,749
Changes during the period
Issuance of New Shares	701	—
Increase in Stock due to Share Exchange	231,504	—
Cash Dividends	(216,472)	(152,694)
Net Income	484,519	560,516
Repurchase of Treasury Stock	(2,560)	(395)
Disposition of Treasury Stock	11,953	2,176
Transfer from Revaluation Reserve for Land	4,893	2,249

Total Changes during the period	514,539	411,852

Balance as of the end of the period	4,762,749	5,174,601

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	(21,648)	37,857
Changes during the period
Net Changes in Items other than Shareholders’ Equity	59,505	578,026

Total Changes during the period	59,505	578,026

Balance as of the end of the period	37,857	615,883

Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	68,769	67,045
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,723)	17,588

Total Changes during the period	(1,723)	17,588

Balance as of the end of the period	67,045	84,634

Revaluation Reserve for Land
Balance as of the beginning of the period	137,707	144,635
Changes during the period
Net Changes in Items other than Shareholders’ Equity	6,928	(2,290)

Total Changes during the period	6,928	(2,290)

Balance as of the end of the period	144,635	142,345

Foreign Currency Translation Adjustments
Balance as of the beginning of the period	(103,921)	(102,850)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,071	12,520

Total Changes during the period	1,071	12,520

Balance as of the end of the period	¥(102,850)	¥(90,329)

1-19

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	¥80,906	¥146,687
Changes during the period
Net Changes in Items other than Shareholders’ Equity	65,781	605,845

Total Changes during the period	65,781	605,845

Balance as of the end of the period	146,687	752,533

Stock Acquisition Rights
Balance as of the beginning of the period	2,754	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(595)	528

Total Changes during the period	(595)	528

Balance as of the end of the period	2,158	2,687

Minority Interests
Balance as of the beginning of the period	2,292,128	1,957,699
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(334,428)	(151,292)

Total Changes during the period	(334,428)	(151,292)

Balance as of the end of the period	1,957,699	1,806,407

Total Net Assets
Balance as of the beginning of the period	6,623,999	6,869,295
Changes during the period
Issuance of New Shares	701	—
Increase in Stock due to Share Exchange	231,504	—
Cash Dividends	(216,472)	(152,694)
Net Income	484,519	560,516
Repurchase of Treasury Stock	(2,560)	(395)
Disposition of Treasury Stock	11,953	2,176
Transfer from Revaluation Reserve for Land	4,893	2,249
Net Changes in Items other than Shareholders’ Equity	(269,243)	455,082

Total Changes during the period	245,296	866,934

Balance as of the end of the period	¥6,869,295	¥7,736,230

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Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥716,449	¥717,832
Depreciation	165,436	154,147
Losses on Impairment of Fixed Assets	7,067	11,912
Amortization of Goodwill	2,802	3,405
Gains on Negative Goodwill Incurred	(91,180)	—
Equity in Loss (Gain) from Investments in Affiliates	(2,689)	11,141
Increase (Decrease) in Reserves for Possible Losses on Loans	(66,467)	33,845
Increase (Decrease) in Reserve for Possible Losses on Investments	(14)	30
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(407)	40
Increase (Decrease) in Reserve for Contingencies	9,486	(7,699)
Increase (Decrease) in Reserve for Bonus Payments	(632)	6,014
Increase (Decrease) in Reserve for Employee Retirement Benefits	482	2,355
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	17	(648)
Increase (Decrease) in Reserve for Reimbursement of Deposits	539	694
Increase (Decrease) in Reserve for Reimbursement of Debentures	6,849	15,224
Interest Income—accrual basis	(1,423,564)	(1,421,609)
Interest Expenses—accrual basis	335,223	345,710
Losses (Gains) on Securities	(121,258)	(145,837)
Losses (Gains) on Money Held in Trust	(6)	(52)
Foreign Exchange Losses (Gains)—net	104,847	(1,015,067)
Losses (Gains) on Disposition of Fixed Assets	5,309	6,231
Losses (Gains) on Securities related to Employees’ Retirement Benefits Trust	1,416	—
Decrease (Increase) in Trading Assets	(639,202)	380,193
Increase (Decrease) in Trading Liabilities	597,305	(756,195)
Decrease (Increase) in Derivatives other than for Trading Assets	612,691	125,822
Increase (Decrease) in Derivatives other than for Trading Liabilities	(295,324)	(25,229)
Decrease (Increase) in Loans and Bills Discounted	(1,192,565)	(2,452,446)
Increase (Decrease) in Deposits	(296,970)	4,480,920
Increase (Decrease) in Negotiable Certificates of Deposit	2,197,507	3,048,889
Increase (Decrease) in Debentures	(740,932)	—
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,173,814)	(7,094,654)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(53,286)	174,771
Decrease (Increase) in Call Loans, etc.	478,782	(973,265)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	135,102	862,495
Increase (Decrease) in Call Money, etc.	1,531,518	3,883,905
Increase (Decrease) in Commercial Paper	138,909	57,699
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	2,221,787	3,615,066
Decrease (Increase) in Foreign Exchange Assets	(46,710)	(325,934)
Increase (Decrease) in Foreign Exchange Liabilities	65,672	(51,158)
Increase (Decrease) in Short-term Bonds (Liabilities)	(47,299)	(60,798)
Increase (Decrease) in Bonds and Notes	(50,399)	185,465
Increase (Decrease) in Due to Trust Accounts	(42,469)	117,567
Interest and Dividend Income—cash basis	1,451,469	1,470,305
Interest Expenses—cash basis	(338,893)	(361,309)
Other—net	40,646	931,299

Subtotal	4,203,229	5,951,082

Cash Refunded (Paid) in Income Taxes	(40,201)	(92,464)

Net Cash Provided by (Used in) Operating Activities	4,163,027	5,858,617

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Cash Flow from Investing Activities
Payments for Purchase of Securities	(102,558,707)			(110,660,283)
Proceeds from Sale of Securities	82,444,484			95,288,761
Proceeds from Redemption of Securities	14,009,218			14,782,620
Payments for Increase in Money Held in Trust	(43,485)			(57,715)
Proceeds from Decrease in Money Held in Trust	94,295			32,089
Payments for Purchase of Tangible Fixed Assets	(53,613)			(48,044)
Payments for Purchase of Intangible Fixed Assets	(93,506)			(96,661)
Proceeds from Sale of Tangible Fixed Assets	11,707			6,413
Proceeds from Sale of Intangible Fixed Assets	0			1,648
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(634)			—
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	20			1,479
Payments for Purchase of Equity of Consolidated Subsidiaries	(294)			—
Proceeds from Sale of Equity of Consolidated Subsidiaries	14,838			—

Net Cash Provided by (Used in) Investing Activities	(6,175,676)			(749,691)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	8,000			85,000
Repayments of Subordinated Borrowed Money	(40,015)			(89,300)
Proceeds from Issuance of Subordinated Bonds	170,000			278,985
Payments for Redemption of Subordinated Bonds	(441,530)			(137,579)
Proceeds from Issuance of Common Stock	4			—
Proceeds from Investments by Minority Shareholders	627			1,057
Repayments to Minority Shareholders	(54,855)			(171,000)
Cash Dividends Paid	(215,901)			(152,514)
Cash Dividends Paid to Minority Shareholders	(106,383)			(99,588)
Payments for Repurchase of Treasury Stock	(2,560)			(6)
Proceeds from Sale of Treasury Stock	1,960			1,074

Net Cash Provided by (Used in) Financing Activities	(680,652)			(283,872)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(6,020)			39,344

Net Increase (Decrease) in Cash and Cash Equivalents	(2,699,322)			4,864,398

Cash and Cash Equivalents at the beginning of the fiscal year	9,182,461			6,483,138
Increase in Cash and Cash Equivalents from Newly Consolidated Subsidiary	0			0

Cash and Cash Equivalents at the end of the fiscal year	¥6,483,138	¥	*1	11,347,537

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Mizuho Financial Group, Inc.

(5) MATTERS RELATED TO THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 145

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Mega Solar Fund Co., Ltd. and seven other companies were newly consolidated as a result of establishment and other factors.

During the period, Mizuho Investors Securities Co., Ltd. and 11 other companies were excluded from the scope of consolidation as a result of dissolution upon the merger and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 22

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

During the period, I-N INFORMATION SYSTEMS, LTD. was excluded from the scope of the equity method as a result of the change from an affiliate to a consolidated subsidiary.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

September 30	1 company
December 29	18 companies
December 31	58 companies
March 31	68 companies

b)	The consolidated subsidiary with balance sheet dates of September 30 was consolidated based on its tentative financial statement as of and for the period ended the consolidated balance sheet date.

Consolidated subsidiaries with balance sheet dates of December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 19 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 19 special purpose entities at their respective balance sheet dates amounted to ¥2,276,449 million and ¥2,275,261 million, respectively. MHBK and MHCB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2013 are as follows:

As of March 31, 2013	Millions of yen
Loans	¥1,769,546
Credit and Liquidity Facilities	¥568,053

For the Fiscal Year ended March 31, 2013	Millions of yen
Interest Income on Loans	¥10,692
Fee and Commission Income, etc.	¥3,388

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Mizuho Financial Group, Inc.

5. STANDARDS OF ACCOUNTING METHOD

Amounts less than one million yen are rounded down.

1.	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the fiscal year, including the gains or losses resulting from any change in the value between the beginning and the end of the fiscal year, are recognized in Other Operating Income and Other Operating Expenses on the consolidated statements of income.

2.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

3.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge methods.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

4.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

5.	Depreciation of Fixed Assets

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	2 years to 50 years
Others:	2 years to 20 years

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Mizuho Financial Group, Inc.

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Mizuho Financial Group and its domestic consolidated subsidiaries have applied the depreciation method based on the revised Corporation Tax Law to tangible fixed assets newly booked on or after April 1, 2012 beginning with the fiscal year ended March 31, 2013, following the revision of the Corporation Tax Law. The effect of this application on the consolidated statement of income is immaterial.

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

6.	Deferred Assets

(1) Bond issuance costs

Bond issuance costs are expensed as incurred.

(2) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

7.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan. For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥270,388 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

8.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

9.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

10.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

11.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

12.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

13.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

14.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

15.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

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Mizuho Financial Group, Inc.

16.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

17.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

18.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥4,330 million and ¥2,955 million, respectively.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

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(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

20.	Amortization Method of Goodwill and Amortization Period

Goodwill of Mizuho Trust & Banking Co., Ltd. is amortized over a period of 20 years under the straight-line method. Goodwill of Eurekahedge Pte, Ltd. is amortized over a period of 10 years under the straight-line method. Goodwill of PT. Mizuho Balimor Finance is amortized over a period of 9 years. Goodwill of Mizuho Factors, Ltd. is amortized over a period of 5 years. The amount of other Goodwill is expensed as incurred since the amount has no material impact.

21.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARD AND OTHERS

1.	“Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Statement No. 25, May 17, 2012)

(1) Overview

From the viewpoint of improvements to financial reporting and international convergence, this accounting standard mainly focuses on  changes in the treatment of unrecognized actuarial differences and unrecognized past service, and enhancement of disclosures, and ‚ a revision to determination of projected benefit obligations and current service cost.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply above  from the consolidated financial statements concerning the end of the fiscal year starting on April 1, 2013 and above ‚ from the beginning of the fiscal year starting on April 1, 2014.

(3) Effect of Application of this accounting standard

The effect of the application of this accounting standard is currently under consideration.

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Mizuho Financial Group, Inc.

2.	Revised ASBJ Statement No. 22 “Accounting Standard for Consolidated Financial Statements” (March 25, 2011)

(1) Overview

This accounting standard mainly represents a revision to the “Concrete Treatments Related to the Revision of the Definition of the Subsidiaries and Affiliates within the Consolidated Financial Statement System” (Business Accounting Council, October 30, 1998) III. Prior to the revision, special purpose entities that met specific conditions were presumed not to be subsidiaries of investors in and companies transferring assets to the relevant special purpose entities. After the revision, this treatment only applies to companies transferring assets to the special purpose entities.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply this accounting standard from the beginning of the fiscal year starting on April 1, 2013.

(3) Effect of Application of this accounting standard

On adoption of this accounting standard, those special purpose entities that had not previously been treated as subsidiaries, where the transferor of the assets to the special purpose entity is not a domestic bank subsidiary, will be newly included within the scope of consolidation.

As a result of this, those special purpose entities that will be newly included within the scope of consolidation are provided in “(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS 4. Special Purpose Entities Subject to Disclosure.”

(8) CHANGE IN PRESENTATION OF FINANCIAL STATEMENTS

(Consolidated Statement of Income)

Refund of Income Taxes formerly included within Current Income Taxes is separately presented from this fiscal year due to increased materiality. Refund of Income Taxes formerly included within Current Income Taxes as of March 31, 2012 was ¥228million.

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Mizuho Financial Group, Inc.

(9) NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥258,956 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥10,763,594 million and securities neither repledged nor re-loaned was ¥1,995,828 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥33,688 million and Non-Accrual Delinquent Loans of ¥637,911 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥3,468 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥694,732 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,369,801 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry” (JICPA Industry Audit Committee Report No. 24), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥1,038,435 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥5,202,949 million
Securities:	¥21,651,304 million
Loans and Bills Discounted:	¥8,642,462 million
Other Assets:	¥6,126 million

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Mizuho Financial Group, Inc.

The following liabilities were collateralized by the above assets:

Deposits:	¥258,984 million
Call Money and Bills Sold:	¥1,579,600 million
Payables under Repurchase Agreements:	¥7,726,231 million
Guarantee Deposits Received under Securities Lending Transactions:	¥10,919,210 million
Borrowed Money:	¥5,854,006 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥13,113 million, Trading Assets of ¥266,909 million, Securities of ¥2,101,482 million, and Loans and Bills Discounted of ¥123,719 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥101,985 million, margins for futures transactions of ¥79,222 million and collateral pledged for financial instruments and others of ¥510,935 million.

Rediscount of bills is conducted as financing transaction based on the JICPA Industry Audit Committee Report No. 24. There was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥67,950,272 million. Of this amount, ¥58,289,578 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥163,523 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥798,489 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥35,223 million.

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13.	Borrowed Money includes subordinated borrowed money of ¥608,450 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,595,663 million.

15.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥706,390 million.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥957,724 million.

17.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,326,443)
Plan Assets (fair value)	1,512,741
Unfunded Retirement Benefit Obligations	186,297
Unrecognized Actuarial Differences	193,916
Net Amounts on Consolidated Balance Sheet	380,213
Prepaid Pension Cost	418,846
Reserve for Employee Retirement Benefits	(38,632)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other within Other Ordinary Income includes gains on sales of stocks of ¥86,256 million and income from matured debentures of ¥35,754 million.

2.	Other within Other Ordinary Expenses includes losses on impairment (devaluation) of stocks of ¥125,838 million, losses on write-offs of loans of ¥49,747 million, and losses on sales of stocks of ¥39,557 million.

3.	Other Extraordinary Losses includes merger expenses of the securities subsidiaries of ¥14,415 million.

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME)

1.	Reclassification adjustments and the related tax effects concerning Other Comprehensive Income

Net Unrealized Gains on Other Securities:
The amount arising during the period	¥937,087	million
Reclassification adjustments	¥(150,860)	million

Before adjustments to tax effects	¥786,226	million
The amount of tax effects	¥(210,295)	million
Net Unrealized Gains on Other Securities	¥575,930	million

Deferred Gains or Losses on Hedges:
The amount arising during the period	¥61,966	million
Reclassification adjustments	¥(34,697)	million

Before adjustments to tax effects	¥27,269	million
The amount of tax effects	¥(9,915)	million

Deferred Gains or Losses on Hedges	¥17,353	million

Revaluation Reserve for Land:
The amount arising during the period	—
Reclassification adjustments	—

Before adjustments to tax effects	—
The amount of tax effects	¥(41)	million

Revaluation Reserve for Land	¥(41)	million

Foreign Currency Translation Adjustments:
The amount arising during the period	¥4,731	million
Reclassification Adjustments	—

Before adjustments to tax effects	¥4,731	million
The amount of tax effects	—
Foreign Currency Translation Adjustments	¥4,731	million

Share of Other Comprehensive Income of Associates Accounted for Using Equity Method:
The amount arising during the period	¥12,864	million

The total amount of Other Comprehensive Income	¥610,839	million

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of April 1, 2012	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2013	Remarks
Issued shares
Common stock	24,048,165	116,698	—	24,164,864	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	24,999,607	116,698	—	25,116,306

Treasury stock
Common stock	37,046	2,644	17,562	22,128	*2
Eleventh Series Class XI Preferred Stock	541,073	33,014	—	574,087	*3

Total	578,120	35,658	17,562	596,216

*1.	Increases are due to request for acquisition (conversion) of preferred stock.
*2.	Increases are due to repurchase of shares constituting less than one unit and other factors. Decreases are due to disposition of shares held by a subsidiary (9,256 thousand shares), exercise of stock acquisition rights (stock option) (7,365 thousand shares), and repurchase of shares constituting less than one unit (940 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2013 (Millions of yen)	Remarks
				As of April 1, 2012	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2013
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option				—			2,687
Consolidated subsidiaries					—			—
(Treasury stock acquisition rights)								(—)
Total					—			2,687
(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2013

	Resolution		Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2012		Common Stock	72,063	3	March 31, 2012	June 26, 2012
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	3,736	10	March 31, 2012	June 26 2012
			Thirteenth Series Class XIII Preferred Stock	550	15	March 31, 2012	June 26 2012

	November 14, 2012		Common Stock	72,107	3	September 30, 2012	December 7, 2012
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	3,714	10	September 30, 2012	December 7, 2012
			Thirteenth Series Class XIII Preferred Stock	550	15	September 30, 2012	December 7, 2012

	Total			152,722

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2013 and effective dates coming after the end of the fiscal year

	Resolution		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	72,435	Retained Earnings	3	March 31, 2013	June 25, 2013
	June 25 2013		Eleventh Series Class XI Preferred Stock	3,406	Retained Earnings	10	March 31, 2013	June 25 2013
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	550	Retained Earnings	15	March 31, 2013	June 25, 2013

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 25, 2013.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥12,333,997
Due from Banks excluding central banks	(986,459)

Cash and Cash Equivalents	¥11,347,537

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Mizuho Financial Group, Inc.

(FINANCIAL INSTRUMENTS)

Matters relating to fair value of financial instruments and others

1. The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2013. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below.

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	12,332,996	12,332,996	—
(2) Call Loans and Bills Purchased (*1)	530,079	530,079	—
(3) Receivables under Resale Agreements	9,025,049	9,025,049	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914	5,543,914	—
(5) Other Debt Purchased (*1)	1,279,533	1,277,743	(1,789)
(6) Trading Assets Trading Securities	9,102,409	9,102,409	—
(7) Money Held in Trust (*1)	96,014	96,014	—
(8) Securities
Bonds Held to Maturity	3,000,403	3,020,344	19,940
Other Securities	49,736,969	49,736,969	—
(9) Loans and Bills Discounted	67,536,882
Reserves for Possible Losses on Loans (*1)	(669,587)

	66,867,294	67,950,932	1,083,637

Total Assets	157,514,664	158,616,452	1,101,788
(1) Deposits	84,241,955	84,204,806	(37,148)
(2) Negotiable Certificates of Deposit	15,326,781	15,326,606	(175)
(3) Call Money and Bills Sold	6,126,424	6,126,424	—
(4) Payables under Repurchase Agreements	17,451,041	17,451,041	—
(5) Guarantee Deposits Received under Securities Lending Transactions	11,325,439	11,325,439	—
(6) Trading Liabilities Securities Sold, Not yet Purchased	3,349,261	3,349,261	—
(7) Borrowed Money	7,699,440	7,718,009	18,568
(8) Bonds and Notes	5,141,746	5,267,901	126,154

Total Liabilities	150,662,091	150,769,491	107,399

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	823,304
Derivative Transactions Qualifying for Hedge Accounting	[207,589 ]
Reserves for Derivative Transactions (*1)	(24,915)

Total Derivative Transactions	590,799	590,799	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

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Mizuho Financial Group, Inc.

2. Consolidated balance sheet amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	232,008
‚ Investments in Partnerships (*2)	143,280
ƒ Other (*3)	100,369

Total (*4)	475,658

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	We do not treat Preferred Securities and others included in Other as being subject to disclosure of fair values as there are no market prices and other factors and they are deemed extremely difficult to determine fair values.
(*4)	During the fiscal year ended March 31, 2013, the amount of impairment (devaluation) was ¥8,059 million on a consolidated basis.

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Mizuho Financial Group, Inc.

(SECURITIES)

In addition to “Securities” on the consolidated balance sheet, trading securities, commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2013)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	36,788

2. Bonds Held to Maturity (as of March 31, 2013)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	2,800,591	2,820,614	20,022
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	199,811	199,730	(81)

Total		3,000,403	3,020,344	19,940

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Mizuho Financial Group, Inc.

3. Other Securities (as of March 31, 2013)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
	Stocks	2,092,306	1,249,041	843,264
	Bonds	28,161,134	28,026,887	134,247
	Japanese Government Bonds	25,681,978	25,592,305	89,672
	Japanese Local Government Bonds	216,514	212,405	4,108
	Japanese Corporate Bonds	2,262,642	2,222,176	40,465
	Other	7,523,623	7,352,222	171,401
	Foreign Bonds	6,490,529	6,416,513	74,016
	Other Debt Purchased	285,742	278,111	7,631
	Other	747,351	657,597	89,754
	Sub-total	37,777,064	36,628,151	1,148,913
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
	Stocks	683,729	816,911	(133,181)
	Bonds	5,882,116	5,902,887	(20,771)
	Japanese Government Bonds	5,123,172	5,124,634	(1,462)
	Japanese Local Government Bonds	27,242	27,289	(46)
	Japanese Corporate Bonds	731,701	750,963	(19,262)
	Other	6,165,605	6,279,122	(113,516)
	Foreign Bonds	5,354,280	5,410,391	(56,110)
	Other Debt Purchased	284,683	292,910	(8,226)
	Other	526,641	575,821	(49,179)
	Sub-total	12,731,451	12,998,921	(267,470)
Total		50,508,516	49,627,073	881,442

(Note) Unrealized Gains (Losses) includes ¥3,311 million which was recognized in the statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2013

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2013.

5. Other Securities Sold during the Fiscal Year ended March 31, 2013

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	245,287	68,124	17,613
Bonds	68,766,443	106,359	4,837
Japanese Government Bonds	66,720,654	92,554	4,485
Japanese Local Government Bonds	216,144	1,493	64
Japanese Corporate Bonds	1,829,643	12,311	287
Other	26,198,145	187,834	63,264

Total	95,209,875	362,318	85,714

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2013.

7. Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥125,810 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

1. Money Held in Trust for Investment (as of March 31, 2013)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	96,014	34

2. Money Held in Trust Held to Maturity (As of March 31, 2013)

There was no Money Held in Trust held to maturity.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes) (as of March 31, 2013)

There was no Other in Money Held in Trust.

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Mizuho Financial Group, Inc.

(BUSINESS SEGMENT INFORMATION)

1. Summary of reportable segment

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB, the Global Retail Group consists primarily of MHBK, and the Global Asset & Wealth Management Group consists primarily of MHTB. The former MHSC and the former MHIS which had belonged to the Global Corporate Group and the Global Retail Group respectively, merged in January, 2013 and were launched as the new MHSC. The new MHSC after the merger belongs to both of the Global Corporate Group and the Global Retail Group.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic ‚)

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International ƒ)

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others „)

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC …]

The former MHSC and the former MHIS merged to form the new MHSC in January, 2013. The new MHSC belongs to both of the Global Corporate Group and the Global Retail Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

[Others †]

This segment consists of MHCB’s subsidiaries and others other than MHSC. These entities offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

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Mizuho Financial Group, Inc.

[The Global Retail Group]

[MHBK ‡]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking ˆ)

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking ‰)

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

(Trading and others Š)

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[The former MHIS ]

The former MHIS merged with the former MHSC to form the new MHSC in January, 2013.

[Others ]

This segment consists of MHBK’s subsidiaries. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management, DIAM and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

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Mizuho Financial Group, Inc.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others
		MHCB							MHBK				The former MHIS	Others
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corp- orate banking	Trading and others				MHTB	Others
			‚	ƒ	„	…	†		‡	ˆ	‰	Š							Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	486,139	401,701	157,000	109,600	135,101	(4,912)	89,349	550,594	513,824	210,600	234,300	68,924	436	36,333	40,428	41,045	(616)	(1,263)	1,075,898
Net non-interest income	572,803	333,373	141,100	104,700	87,573	184,252	55,177	360,330	313,650	37,400	162,000	114,250	35,106	11,573	130,932	82,512	48,419	31,751	1,095,818
Total	1,058,942	735,075	298,100	214,300	222,675	179,340	144,527	910,924	827,475	248,000	396,300	183,175	35,543	47,906	171,361	123,557	47,803	30,487	2,171,716
General and administrative expenses (excluding Non-Recurring Losses)	471,963	241,048	80,000	61,500	99,548	142,854	88,059	568,259	524,396	209,300	216,700	98,396	30,701	13,161	114,290	74,279	40,011	16,502	1,171,016
Others	(50,008)	—	—	—	—	—	(50,008)	(7,403)	—	—	—	—	—	(7,403)	(1,670)	—	(1,670)	(29,462)	(88,545)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	536,971	494,026	218,100	152,800	123,126	36,485	6,459	335,261	303,078	38,700	179,600	84,778	4,841	27,341	55,399	49,278	6,121	(15,477)	912,155

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others †”, “Others ” and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.
(3)	Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, new methods of income distribution among segments have been applied to the calculation of the respective Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of “Domestic ‚”, “International ƒ”, “Trading and others „”, “Retail banking ˆ”, “Corporate banking ‰”, and “Trading and others Š”.
(4)	Following the merger of the former MHSC and the former MHIS conducted in January 2013, “MHSC …” reports the result of the former MHSC from the first quarter to the third quarter and that of the new MHSC for the fourth quarter. “The former MHIS ” reports the result of the former MHIS from the first quarter to the third quarter.

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Mizuho Financial Group, Inc.

(“Substantive one bank” structure)

	MHCB • MHBK (“Substantive one bank” structure)
		Retail banking	Corporate banking	International	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	915,525	210,600	391,300	109,600	204,025
Net non-interest income	647,024	37,400	303,100	104,700	201,824
Total	1,562,550	248,000	694,400	214,300	405,850
General and administrative expenses (excluding Non-Recurring Losses)	765,445	209,300	296,700	61,500	197,945
Others	—	—	—	—	—
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	797,104	38,700	397,700	152,800	207,904

Note:

Beginning on April 1, 2012, with the implementation of the “substantive one bank” structure, in addition to managing our business portfolio through the three Global Groups, we have also begun managing Mizuho Bank and Mizuho Corporate Bank as one entity, with four reportable segments: retail banking; corporate banking; international; and trading and others.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,171,716
Other Ordinary Income	197,015
General and Administrative Expenses	(1,244,647)
Other Ordinary Expenses	(373,708)

Ordinary Profits recorded in Consolidated Statements of Income	750,376

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

1-45

Mizuho Financial Group, Inc.

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	912,155
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(73,631)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(136,983)
Net Gains (Losses) related to Stocks	(82,949)
Net Extraordinary Gains (Losses)	(32,543)
Other	131,786

Income before income taxes and minority interests recorded in Consolidated Statements of Income	717,832

1-46

Mizuho Financial Group, Inc.

(MATTERS RELATED TO COMBINATION AND OTHERS)

Transaction under Common Control and Others

Mizuho Securities Co., Ltd., a consolidated subsidiary of Mizuho Financial Group, Inc. (“MHFG”), and Mizuho Investors Securities Co., Ltd., a consolidated subsidiary of MHFG, merged as of January 4, 2013 based on the merger agreement signed on May 15, 2012.

(1) Names of the companies involved in the combination and purposes of business, date of the combination, legal form of the combination, name of the company after the combination, overview of the transaction including its purpose

	Names of the companies involved in the combination and purposes of business

Items	The Combining Company	The Combined Company
Names of the companies involved in the combination	Mizuho Securities Co., Ltd.	Mizuho Investors Securities Co., Ltd.
Purposes of business	Financial instruments business	Financial instruments business

‚	Date of the combination

January 4, 2013

ƒ	Legal form of the combination

The absorption-type merger in which Mizuho Securities Co., Ltd. is the surviving company and Mizuho Investors Securities Co., Ltd. is the dissolving company.

„	Name of the company after the combination

Mizuho Securities Co., Ltd.

…	Overview of the transaction including its purpose

The merger is intended, in the securities business, to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company.

(2) Overview of the applied accounting treatment

Based on “Accounting Standard for Business Combinations” (ASBJ Statement No. 21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, December 26, 2008), this event has been treated as a transaction under common control.

1-47

Mizuho Financial Group, Inc.

(PER SHARE INFORMATION)

(Consolidated basis)

		Fiscal 2011	Fiscal 2012
Net Assets per Share of Common Stock		¥187.19	229.70
Net Income per Share of Common Stock		¥20.62	22.96
Diluted Net Income per Share of Common Stock		¥19.75	22.05

1. Total Net Assets per Share of Common Stock is based on the following information:

		Fiscal 2011	Fiscal 2012
Net Assets per Share of Common Stock
Total Net Assets	¥ million	6,869,295	7,736,230
Deductions from Total Net Assets	¥ million	2,374,513	2,190,405
Paid-in Amount of Preferred Stock	¥ million	410,368	377,354
Cash Dividends on Preferred Stock	¥ million	4,287	3,956
Stock Acquisition Rights	¥ million	2,158	2,687
Minority Interests	¥ million	1,957,699	1,806,407
Net Assets (year-end) related to Common Stock	¥ million	4,494,781	5,545,824
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	24,011,119	24,142,736

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		Fiscal 2011	Fiscal 2012
Net Income per Share of Common Stock
Net Income	¥ million	484,519	560,516
Amount not attributable to Common Stock	¥ million	8,672	8,221
Cash Dividends on Preferred Stock	¥ million	8,672	8,221
Net Income related to Common Stock	¥ million	475,847	552,294
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	23,073,543	24,053,281

Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	7,571	7,120
Cash Dividends on Preferred Stock	¥ million	7,571	7,120
Increased Number of Shares of Common Stock	Thousands of shares	1,392,061	1,311,947
Preferred Stock	Thousands of shares	1,380,433	1,291,854
Stock Acquisition Rights	Thousands of shares	11,627	20,092
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(SUBSEQUENT EVENTS)

There is no applicable information.

1-48

Mizuho Financial Group, Inc.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2012	As of March 31, 2013
Assets
Current Assets
Cash and Due from Banks	¥14,452	¥26,365
Prepaid Expenses	1,096	1,046
Accounts Receivable	1,447	47,280
Other Current Assets	5,797	6,618
Total Current Assets	22,793	81,311
Fixed Assets
Tangible Fixed Assets	2,234	4,585
Buildings	704	427
Equipment	259	275
Construction in Progress	1,270	3,881
Intangible Fixed Assets	2,726	2,611
Trademarks	10	6
Software	2,632	2,096
Other Intangible Fixed Assets	84	508
Investments	6,100,670	6,113,641
Investment Securities	51,629	74,064
Investments in Subsidiaries and Affiliates	6,034,643	6,023,433
Long-term Prepaid Expenses	141	141
Other Investments	14,256	16,003
Total Fixed Assets	6,105,631	6,120,838

Total Assets	¥6,128,424	¥6,202,149

Liabilities
Current Liabilities
Short-term Borrowings	¥741,070	¥646,995
Short-term Bonds	440,000	500,000
Accounts Payable	2,027	2,149
Accrued Expenses	3,520	4,028
Accrued Corporate Taxes	63	94
Deposits Received	243	287
Reserve for Bonus Payments	280	272
Total Current Liabilities	1,187,205	1,153,827
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Deferred Tax Liabilities	4,213	10,439
Reserve for Employee Retirement Benefits	1,997	2,258
Asset Retirement Obligations	643	643
Other Non-Current Liabilities	6,031	6,056
Total Non-Current Liabilities	252,885	259,398

Total Liabilities	¥1,440,090	¥1,413,226

1-49

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2012	As of March 31, 2013
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864	1,194,864
Total Capital Surplus	1,194,864	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,230,688	1,318,948
Retained Earnings Brought Forward	1,230,688	1,318,948
Total Retained Earnings	1,235,038	1,323,298
Treasury Stock	(5,453)	(4,295)

Total Shareholders’ Equity	4,679,422	4,768,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	6,753	17,395

Total Valuation and Translation Adjustments	6,753	17,395

Stock Acquisition Rights	2,158	2,687

Total Net Assets	4,688,334	4,788,923

Total Liabilities and Net Assets	¥6,128,424	¥6,202,149

1-50

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥7,954	¥233,055
Fee and Commission Income Received from Subsidiaries and Affiliates	29,827	29,124
Total Operating Income	37,781	262,180
Operating Expenses
General and Administrative Expenses	21,260	21,074
Total Operating Expenses	21,260	21,074

Operating Profits	16,521	241,105

Non-Operating Income
Interest on Deposits	7	5
Cash Dividends Received	1,373	1,607
Fee and Commissions	10,155	10,155
Other Non-Operating Income	153	130
Total Non-Operating Income	11,689	11,898
Non-Operating Expenses
Interest Expenses	4,776	4,113
Interest on Short-term Bonds	1,451	1,601
Interest on Bonds	10,155	10,155
Other Non-Operating Expenses	1,410	1,194
Total Non-Operating Expenses	17,793	17,064

Ordinary Profits	10,417	235,938

Extraordinary Gains
Gains on Liquidation of Investments in Subsidiaries	10	5,970
Total Extraordinary Gains	10	5,970
Extraordinary Losses
Other Extraordinary Losses	20	12
Total Extraordinary Losses	20	12

Income before Income Taxes	10,407	241,897

Income Taxes:
Current	141	226
Deferred	48	333
Total Income Taxes	189	559

Net Income	¥10,217	¥241,337

1-51

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375	¥2,254,972
Changes during the period
Issuance of New Shares	73,597	—

Total Changes during the period	73,597	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	1,025,651	1,194,864
Changes during the period
Issuance of New Shares	73,597	—
Increase in Stock due to Share Exchange	95,615	—

Total Changes during the period	169,213	—

Balance as of the end of the period	1,194,864	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	1,025,651	1,194,864
Changes during the period
Issuance of New Shares	73,597	—
Increase in Stock due to Share Exchange	95,615	—

Total Changes during the period	169,213	—

Balance as of the end of the period	1,194,864	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350	4,350
Changes during the period

Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,437,204	1,230,688
Changes during the period
Cash Dividends	(216,507)	(152,722)
Net Income	10,217	241,337
Disposition of Treasury Stock	(225)	(355)

Total Changes during the period	(206,515)	88,260

Balance as of the end of the period	1,230,688	1,318,948

Total Retained Earnings
Balance as of the beginning of the period	1,441,554	1,235,038
Changes during the period
Cash Dividends	(216,507)	(152,722)
Net Income	10,217	241,337
Disposition of Treasury Stock	(225)	(355)

Total Changes during the period	(206,515)	88,260

Balance as of the end of the period	¥1,235,038	¥1,323,298

1-52

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Treasury Stock
Balance as of the beginning of the period	¥(3,196)	¥(5,453)
Changes during the period
Repurchase of Treasury Stock	(2,560)	(6)
Disposition of Treasury Stock	303	1,164

Total Changes during the period	(2,256)	1,158

Balance as of the end of the period	(5,453)	(4,295)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,645,383	4,679,422
Changes during the period
Issuance of New Shares	147,195	—
Increase in Stock due to Share Exchange	95,615	—
Cash Dividends	(216,507)	(152,722)
Net Income	10,217	241,337
Repurchase of Treasury Stock	(2,560)	(6)
Disposition of Treasury Stock	77	809

Total Changes during the period	34,038	89,418

Balance as of the end of the period	4,679,422	4,768,840

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	5,713	6,753
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,040	10,642

Total Changes during the period	1,040	10,642

Balance as of the end of the period	6,753	17,395

Stock Acquisition Rights
Balance as of the beginning of the period	1,786	2,158
Changes during the period
Net Changes in Items other than Shareholders’ Equity	372	528

Total Changes during the period	372	528

Balance as of the end of the period	2,158	2,687

Total Net Assets
Balance as of the beginning of the period	4,652,883	4,688,334
Changes during the period
Issuance of New Shares	147,195	—
Increase in Stock due to Share Exchange	95,615	—
Cash Dividends	(216,507)	(152,722)
Net Income	10,217	241,337
Repurchase of Treasury Stock	(2,560)	(6)
Disposition of Treasury Stock	77	809
Net Changes in Items other than Shareholders’ Equity	1,412	11,170

Total Changes during the period	35,450	100,588

Balance as of the end of the period	¥4,688,334	¥4,788,923

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-53

SELECTED FINANCIAL INFORMATION

For Fiscal 2012

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2012	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 6

3. Use and Source of Funds	NON		2- 7

4. Net Gains/Losses on Securities	NON		2- 11

5. Unrealized Gains/Losses on Securities	CON	NON	2- 13

6. Projected Redemption Amounts for Securities	NON		2- 15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 16

8. Employee Retirement Benefits	NON	CON	2- 17

9. Capital Ratio (Basel III)	CON	NON	2- 19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 20

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 22

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 23

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2- 24

5. Coverage on Disclosed Claims under the FRL	NON		2- 26

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 29

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 30

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 32

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON		2- 34

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 35

(2) Loans to SMEs and Individual Customers	NON		2- 35

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON		2- 36

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON		2- 36

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 37

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 41

2. Number of Directors and Employees	HC	NON	2- 42

3. Number of Branches and Offices	NON		2- 43

4. Earnings Plan for Fiscal 2013	CON	NON	2- 44

Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 45
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 46
Non-Consolidated Statement of Changes in Net Assets	NON		2- 47

Mizuho Corporate Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 48
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 49
Non-Consolidated Statement of Changes in Net Assets	NON		2- 50

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 51
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 52
Non-Consolidated Statement of Changes in Net Assets	NON		2- 53
Statement of Trust Assets and Liabilities	NON		2- 54
Comparison of Balances of Principal Items	NON		2- 55

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of the transformation into “one bank” and “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2012

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2012
			Change	Fiscal 2011
Consolidated Gross Profits	1	2,171,716	168,641	2,003,075
Net Interest Income	2	1,075,898	(12,442)	1,088,340
Fiduciary Income	3	48,506	(508)	49,014
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	507,378	48,444	458,933
Net Trading Income	6	215,033	64,716	150,317
Net Other Operating Income	7	324,899	68,431	256,468
General and Administrative Expenses	8	(1,244,647)	39,200	(1,283,847)
Personnel Expenses	9	(635,215)	(222)	(634,993)
Non-Personnel Expenses	10	(559,175)	37,225	(596,400)
Miscellaneous Taxes	11	(50,256)	2,197	(52,453)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(136,983)	(94,414)	(42,569)
Losses on Write-offs of Loans	13	(49,747)	(11,180)	(38,566)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	(85,837)	(85,837)	—
Reversal of Reserves for Possible Losses on Loans, etc.	15	25,146	(45,172)	70,318
Net Gains (Losses) related to Stocks	16	(82,949)	(44,773)	(38,175)
Equity in Income from Investments in Affiliates	17	(11,141)	(13,830)	2,689
Other	18	29,236	92,164	(62,928)

Ordinary Profits	19	750,376	101,815	648,561

Net Extraordinary Gains (Losses)	20	(32,543)	(100,431)	67,887
Gains on Negative Goodwill Incurred	21	—	(91,180)	91,180
Income before Income Taxes and Minority Interests	22	717,832	1,383	716,449
Income Taxes - Current*	23	(50,400)	4,932	(55,332)
- Deferred	24	(7,461)	90,033	(97,494)
Net Income before Minority Interests	25	659,970	96,348	563,621
Minority Interests in Net Income	26	(99,454)	(20,351)	(79,102)

Net Income	27	560,516	75,996	484,519

___________ * Income Taxes - Current [23] includes Refund of Income Tax.

Credit-related Costs (including Credit Costs for Trust Accounts)	28	(111,837)	(139,587)	27,749

*  Credit-related Costs [28]  =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for  Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit  Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	29	912,155	193,051	719,104

*  Consolidated Net Business Profits [29] = Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	30	145	(4)	149
Number of affiliates under the equity method	31	22	(1)	23

2-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2012
		MHBK	MHCB	MHTB	Aggregated Figures	Change	Fiscal 2011
Gross Profits	1	827,475	735,075	123,557	1,686,108	78,596	1,607,511
Domestic Gross Profits	2	698,211	303,155	113,042	1,114,409	28,528	1,085,880
Net Interest Income	3	488,838	180,878	36,398	706,114	(47,140)	753,255
Fiduciary Income	4			47,794	47,794	(656)	48,450
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	5			2,885	2,885	(193)	3,079
Credit Costs for Trust Accounts *1	6			—	—	—	—
Net Fee and Commission Income	7	153,324	66,569	21,831	241,725	22,731	218,994
Net Trading Income	8	4,829	24,312	1,907	31,049	5,927	25,122
Net Other Operating Income	9	51,219	31,395	5,110	87,725	47,666	40,058
International Gross Profits	10	129,263	431,919	10,515	571,698	50,067	521,630
Net Interest Income	11	24,986	220,823	4,646	250,456	20,604	229,851
Net Fee and Commission Income	12	11,988	92,480	(155)	104,313	18,433	85,879
Net Trading Income	13	(1,474)	19,816	231	18,574	(2,298)	20,872
Net Other Operating Income	14	93,763	98,799	5,792	198,354	13,328	185,026
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(524,396)	(241,048)	(74,279)	(839,725)	39,632	(879,357)
Expense Ratio	16	63.3%	32.7%	60.1%	49.8%	(4.9%)	54.7%
Personnel Expenses	17	(182,712)	(101,709)	(33,926)	(318,347)	968	(319,316)
Non-Personnel Expenses	18	(313,863)	(128,045)	(38,104)	(480,013)	35,406	(515,419)
Premium for Deposit Insurance	19	(39,495)	(6,012)	(1,896)	(47,404)	8,806	(56,210)
Miscellaneous Taxes	20	(27,820)	(11,294)	(2,248)	(41,364)	3,257	(44,621)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	303,078	494,026	49,278	846,383	118,229	728,153
Excluding Net Gains (Losses) related to Bonds	22	211,335	376,081	38,487	625,904	52,890	573,014

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	(91,972)	—	(91,972)	(99,837)	7,865

Net Business Profits	24	303,078	402,053	49,278	754,410	18,391	736,018
Net Gains (Losses) related to Bonds	25	91,742	117,944	10,791	220,478	65,339	155,139

Net Non-Recurring Gains (Losses)	26	(27,880)	(142,357)	(14,422)	(184,661)	(26,291)	(158,369)
Net Gains (Losses) related to Stocks	27	(26,893)	(95,656)	(8,708)	(131,258)	(80,909)	(50,348)
Expenses related to Portfolio Problems	28	(27,368)	(53,256)	(781)	(81,406)	(30,073)	(51,333)
Reversal of Reserves for Possible Losses on Loans, etc.	29	46,998	11,097	1,104	59,200	(9,027)	68,228
Other	30	(20,617)	(4,541)	(6,036)	(31,196)	93,719	(124,915)

Ordinary Profits	31	275,197	259,695	34,856	569,749	(7,899)	577,649

Net Extraordinary Gains (Losses)	32	(11,998)	(1,922)	(1,086)	(15,007)	21,630	(36,638)
Net Gains (Losses) on Disposition of Fixed Assets	33	(4,303)	(321)	(604)	(5,229)	(1,649)	(3,580)
Losses on Impairment of Fixed Assets	34	(7,694)	(1,600)	(482)	(9,778)	(4,447)	(5,330)
Income before Income Taxes	35	263,198	257,773	33,769	554,741	13,731	541,010
Income Taxes - Current *2	36	(8,980)	(6,713)	(10,751)	(26,445)	14,334	(40,780)
- Deferred	37	(19,713)	(212)	2,877	(17,047)	55,033	(72,081)

Net Income	38	234,505	250,846	25,895	511,247	83,099	428,148

*1 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
*2 Income Taxes - Current [36] includes Refund of Income Tax.

Credit-related Costs	39	19,630	(134,132)	323	(114,178)	(138,938)	24,760

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	45,831	(91,972)	830	(45,309)	(97,245)	51,935
Losses on Write-offs of Loans	42	(15,919)	(1,081)	(757)	(17,758)	(20,995)	3,237
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(9,991)	(37,134)	273	(46,853)	(21,641)	(25,211)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	(1,048)	0	(1,048)	(1,049)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	(1,756)	(23)	(1,780)	(513)	(1,266)
Other (including Losses on Sales of Loans)	46	(290)	(1,137)	—	(1,428)	2,507	(3,935)
Total	47	19,630	(134,132)	323	(114,178)	(138,938)	24,760

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2012
			Change	Fiscal 2011
Gross Profits	1	827,475	28,805	798,669
Domestic Gross Profits	2	698,211	(3,902)	702,114
Net Interest Income	3	488,838	(36,966)	525,805
Net Fee and Commission Income	4	153,324	16,762	136,562
Net Trading Income	5	4,829	(671)	5,500
Net Other Operating Income	6	51,219	16,973	34,246
International Gross Profits	7	129,263	32,708	96,555
Net Interest Income	8	24,986	5,418	19,567
Net Fee and Commission Income	9	11,988	805	11,182
Net Trading Income	10	(1,474)	(18,635)	17,161
Net Other Operating Income	11	93,763	45,119	48,643
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(524,396)	32,047	(556,444)
Expense Ratio	13	63.3%	(6.2%)	69.6%
Personnel Expenses	14	(182,712)	8,977	(191,690)
Non-Personnel Expenses	15	(313,863)	21,547	(335,411)
Premium for Deposit Insurance	16	(39,495)	6,887	(46,383)
Miscellaneous Taxes	17	(27,820)	1,522	(29,343)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	303,078	60,853	242,225
Excluding Net Gains (Losses) related to Bonds	19	211,335	22,867	188,467

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	303,078	60,853	242,225
Net Gains (Losses) related to Bonds	22	91,742	37,985	53,757

Net Non-Recurring Gains (Losses)	23	(27,880)	22,970	(50,850)
Net Gains (Losses) related to Stocks	24	(26,893)	(19,604)	(7,288)
Expenses related to Portfolio Problems	25	(27,368)	(2,758)	(24,610)
Reversal of Reserves for Possible Losses on Loans, etc.	26	46,998	(15,676)	62,675
Other	27	(20,617)	61,009	(81,626)

Ordinary Profits	28	275,197	83,823	191,374

Net Extraordinary Gains (Losses)	29	(11,998)	24,570	(36,568)
Net Gains (Losses) on Disposition of Fixed Assets	30	(4,303)	(546)	(3,756)
Losses on Impairment of Fixed Assets	31	(7,694)	(2,610)	(5,083)
Income before Income Taxes	32	263,198	108,393	154,805
Income Taxes - Current	33	(8,980)	(8,543)	(436)
- Deferred	34	(19,713)	4,500	(24,213)

Net Income	35	234,505	104,350	130,155

Credit-related Costs	36	19,630	(18,434)	38,064

* Credit-related Costs [36] =    Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] +  Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	45,831	1,760	44,070
Losses on Write-offs of Loans	38	(15,919)	(18,970)	3,050
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(9,991)	(3,265)	(6,726)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	—	—	—
Reversal of (Provision for) Reserve for Contingencies	41	—	—	—
Other (including Losses on Sales of Loans)	42	(290)	2,039	(2,329)
Total	43	19,630	(18,434)	38,064

2-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2012		Fiscal 2011
			Change
Gross Profits	1	735,075	53,313	681,761
Domestic Gross Profits	2	303,155	33,959	269,196
Net Interest Income	3	180,878	(8,336)	189,214
Net Fee and Commission Income	4	66,569	6,458	60,111
Net Trading Income	5	24,312	6,698	17,614
Net Other Operating Income	6	31,395	29,138	2,256
International Gross Profits	7	431,919	19,353	412,565
Net Interest Income	8	220,823	15,025	205,797
Net Fee and Commission Income	9	92,480	17,670	74,810
Net Trading Income	10	19,816	16,159	3,657
Net Other Operating Income	11	98,799	(29,501)	128,300
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(241,048)	3,820	(244,869)
Expense Ratio	13	32.7%	(3.1%)	35.9%
Personnel Expenses	14	(101,709)	(9,115)	(92,593)
Non-Personnel Expenses	15	(128,045)	11,372	(139,417)
Premium for Deposit Insurance	16	(6,012)	1,398	(7,410)
Miscellaneous Taxes	17	(11,294)	1,563	(12,857)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	494,026	57,133	436,892
Excluding Net Gains (Losses) related to Bonds	19	376,081	29,171	346,909

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	(91,972)	(97,274)	5,301

Net Business Profits	21	402,053	(40,140)	442,194
Net Gains (Losses) related to Bonds	22	117,944	27,961	89,982

Net Non-Recurring Gains (Losses)	23	(142,357)	(50,377)	(91,980)
Net Gains (Losses) related to Stocks	24	(95,656)	(55,409)	(40,246)
Expenses related to Portfolio Problems	25	(53,256)	(30,057)	(23,199)
Reversal of Reserves for Possible Losses on Loans, etc.	26	11,097	5,544	5,552
Other	27	(4,541)	29,545	(34,087)

Ordinary Profits	28	259,695	(90,518)	350,214

Net Extraordinary Gains (Losses)	29	(1,922)	(1,959)	37
Net Gains (Losses) on Disposition of Fixed Assets	30	(321)	(603)	281
Losses on Impairment of Fixed Assets	31	(1,600)	(1,356)	(243)
Income before Income Taxes	32	257,773	(92,478)	350,251
Income Taxes - Current *	33	(6,713)	33,634	(40,348)
- Deferred	34	(212)	42,488	(42,700)

Net Income	35	250,846	(16,354)	267,201

* Income Taxes - Current [33] includes Refund of Income Tax.

Credit-related Costs	36	(134,132)	(121,787)	(12,344)

* Credit-related Costs [36]   =   Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] +  Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs

Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	(91,972)	(97,274)	5,301
Losses on Write-offs of Loans	38	(1,081)	(1,787)	705
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(37,134)	(21,449)	(15,685)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	(1,048)	(1,049)	0
Reversal of (Provision for) Reserve for Contingencies	41	(1,756)	(694)	(1,061)
Other (including Losses on Sales of Loans)	42	(1,137)	467	(1,605)
Total	43	(134,132)	(121,787)	(12,344)

2-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2012
			Change	Fiscal 2011
Gross Profits	1	123,557	(3,521)	127,079
Domestic Gross Profits	2	113,042	(1,527)	114,570
Net Interest Income	3	36,398	(1,837)	38,235
Fiduciary Income	4	47,794	(656)	48,450
Trust Fees for Loan Trust and Jointly Operated Designated Money Trust	5	2,885	(193)	3,079
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	21,831	(489)	22,320
Net Trading Income	8	1,907	(99)	2,007
Net Other Operating Income	9	5,110	1,555	3,555
International Gross Profits	10	10,515	(1,994)	12,509
Net Interest Income	11	4,646	159	4,486
Net Fee and Commission Income	12	(155)	(42)	(113)
Net Trading Income	13	231	178	53
Net Other Operating Income	14	5,792	(2,289)	8,082
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(74,279)	3,764	(78,043)
Expense Ratio	16	60.1%	(1.2%)	61.4%
Personnel Expenses	17	(33,926)	1,106	(35,032)
Non-Personnel Expenses	18	(38,104)	2,486	(40,590)
Premium for Deposit Insurance	19	(1,896)	520	(2,416)
Miscellaneous Taxes	20	(2,248)	171	(2,420)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	49,278	242	49,036
Excluding Net Gains (Losses) related to Bonds	22	38,487	850	37,636

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	(2,563)	2,563

Net Business Profits	24	49,278	(2,320)	51,599
Net Gains (Losses) related to Bonds	25	10,791	(608)	11,399

Net Non-Recurring Gains (Losses)	26	(14,422)	1,116	(15,538)
Net Gains (Losses) related to Stocks	27	(8,708)	(5,895)	(2,813)
Expenses related to Portfolio Problems	28	(781)	2,742	(3,523)
Reversal of Reserves for Possible Losses on Loans, etc.	29	1,104	1,104	—
Other	30	(6,036)	3,165	(9,201)

Ordinary Profits	31	34,856	(1,204)	36,060

Net Extraordinary Gains (Losses)	32	(1,086)	(979)	(107)
Net Gains (Losses) on Disposition of Fixed Assets	33	(604)	(499)	(104)
Losses on Impairment of Fixed Assets	34	(482)	(480)	(2)
Income before Income Taxes	35	33,769	(2,184)	35,953
Income Taxes - Current	36	(10,751)	(10,756)	5
- Deferred	37	2,877	8,044	(5,167)

Net Income	38	25,895	(4,896)	30,791

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	323	1,283	(960)

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for
  Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] +
  Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	830	(1,732)	2,563
Losses on Write-offs of Loans	42	(757)	(238)	(519)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	273	3,072	(2,799)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	(23)	181	(205)
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	323	1,283	(960)

2-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

				(%)
				Fiscal 2012		Fiscal 2011
					Change
Return on Interest-Earning Assets			1	0.78	(0.07)	0.86
Return on Loans and Bills Discounted			2	1.19	(0.04)	1.24
Return on Securities			3	0.44	(0.05)	0.49
Cost of Funding (including Expenses)			4	0.74	(0.07)	0.81
Cost of Deposits and Debentures (including Expenses)			5	0.88	(0.08)	0.97
Cost of Deposits and Debentures			6	0.06	(0.00)	0.06
Cost of Other External Liabilities			7	0.24	(0.00)	0.25

Net Interest Margin	(1	)-(4)	8	0.04	(0.00)	0.04
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.30	0.04	0.26
Loan and Deposit Rate Margin	(2	)-(6)	10	1.13	(0.03)	1.17

* Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			11	1.31	(0.06)	1.38
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.43	0.02	0.41
Loan and Deposit Rate Margin	(11	)-(6)	13	1.25	(0.05)	1.31

Mizuho Bank

Return on Interest-Earning Assets			14	0.82	(0.09)	0.92
Return on Loans and Bills Discounted			15	1.34	(0.04)	1.38
Return on Securities			16	0.36	(0.06)	0.42
Cost of Funding (including Expenses)			17	0.83	(0.08)	0.91
Cost of Deposits and Debentures (including Expenses)			18	0.91	(0.08)	0.99
Cost of Deposits and Debentures			19	0.05	(0.00)	0.05
Cost of Other External Liabilities			20	0.17	(0.01)	0.19

Net Interest Margin	(14	)-(17)	21	(0.00)	(0.01)	0.00
Loan and Deposit Rate Margin (including Expenses)	(15	)-(18)	22	0.43	0.04	0.38
Loan and Deposit Rate Margin	(15	)-(19)	23	1.29	(0.03)	1.32

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			24	1.52	(0.07)	1.59
Loan and Deposit Rate Margin (including Expenses)	(24	)-(18)	25	0.61	0.01	0.60
Loan and Deposit Rate Margin	(24	)-(19)	26	1.47	(0.06)	1.53

Mizuho Corporate Bank

Return on Interest-Earning Assets			27	0.71	(0.04)	0.75
Return on Loans and Bills Discounted			28	0.92	(0.04)	0.96
Return on Securities			29	0.55	(0.02)	0.57
Cost of Funding (including Expenses)			30	0.57	(0.06)	0.64
Cost of Deposits and Debentures (including Expenses)			31	0.79	(0.09)	0.89
Cost of Deposits and Debentures			32	0.10	0.00	0.09
Cost of Other External Liabilities			33	0.27	(0.00)	0.28

Net Interest Margin	(27	)-(30)	34	0.13	0.02	0.11
Loan and Deposit Rate Margin (including Expenses)	(28	)-(31)	35	0.12	0.05	0.07
Loan and Deposit Rate Margin	(28	)-(32)	36	0.82	(0.04)	0.86

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			37	0.97	(0.04)	1.01
Loan and Deposit Rate Margin (including Expenses)	(37	)-(31)	38	0.17	0.04	0.12
Loan and Deposit Rate Margin	(37	)-(32)	39	0.86	(0.04)	0.91

Mizuho Trust & Banking (3 domestic accounts)

Return on Interest-Earning Assets			40	0.87	(0.07)	0.95
Return on Loans and Bills Discounted			41	1.11	(0.15)	1.27
Return on Securities			42	0.70	0.05	0.65
Cost of Funding			43	0.18	(0.06)	0.24
Cost of Deposits			44	0.11	(0.04)	0.16

Net Interest Margin	(40	)-(43)	45	0.69	(0.01)	0.71
Loan and Deposit Rate Margin	(41	)-(44)	46	0.99	(0.10)	1.10

*	3 domestic accounts =	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts)
*	Deposits include NCDs.

2-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2012				Fiscal 2011
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	132,713,555	0.96	7,740,074	(0.08)	124,973,481	1.04
Loans and Bills Discounted	61,767,696	1.32	1,984,152	(0.01)	59,783,543	1.33
Securities	48,372,735	0.63	2,993,260	(0.09)	45,379,475	0.73

Source of Funds	131,801,831	0.27	7,540,111	(0.02)	124,261,720	0.29
Deposits	77,376,847	0.10	2,015,010	(0.01)	75,361,837	0.11
NCDs	13,035,676	0.23	1,744,066	0.00	11,291,610	0.23
Debentures	—	—	(85,550)	(0.44)	85,550	0.44
Call Money	14,234,076	0.25	826,272	(0.01)	13,407,803	0.27
Payables under Repurchase Agreements	5,804,613	0.21	1,312,782	0.00	4,491,831	0.21
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	11,096,006	0.94	302,514	(0.07)	10,793,492	1.01

(Domestic Operations)

Use of Funds	105,267,982	0.78	2,692,883	(0.07)	102,575,098	0.86
Loans and Bills Discounted	48,237,465	1.19	(786,032)	(0.04)	49,023,497	1.24
Securities	37,855,273	0.44	269,943	(0.05)	37,585,329	0.49

Source of Funds	104,577,815	0.14	2,545,634	(0.01)	102,032,180	0.16
Deposits	65,516,196	0.05	1,295,234	(0.00)	64,220,961	0.06
NCDs	9,640,086	0.10	437,334	(0.00)	9,202,752	0.10
Debentures	—	—	(85,550)	(0.44)	85,550	0.44
Call Money	13,510,672	0.24	543,799	(0.00)	12,966,873	0.25
Payables under Repurchase Agreements	468,934	0.12	(31,301)	(0.00)	500,235	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	8,348,707	0.25	242,449	(0.01)	8,106,258	0.26

(International Operations)

Use of Funds	31,397,792	1.45	5,727,514	(0.23)	25,670,278	1.69
Loans and Bills Discounted	13,530,230	1.76	2,770,184	(0.00)	10,760,045	1.76
Securities	10,517,462	1.35	2,723,317	(0.51)	7,794,145	1.87

Source of Funds	31,176,235	0.68	5,674,800	(0.13)	25,501,434	0.81
Deposits	11,860,651	0.38	719,775	(0.04)	11,140,875	0.43
NCDs	3,395,589	0.61	1,306,731	(0.16)	2,088,858	0.77
Debentures	—	—	—	—	—	—
Call Money	723,403	0.35	282,473	(0.32)	440,930	0.68
Payables under Repurchase Agreements	5,335,679	0.22	1,344,083	(0.00)	3,991,595	0.22
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,747,299	3.05	60,064	(0.24)	2,687,234	3.29

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2012				Fiscal 2011
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	69,653,237	0.85	3,157,699	(0.09)	66,495,538	0.95
Loans and Bills Discounted	31,715,028	1.32	(939,540)	(0.03)	32,654,569	1.36
Securities	24,914,218	0.45	2,570,589	(0.06)	22,343,628	0.52

Source of Funds	70,575,426	0.11	3,184,886	(0.01)	67,390,539	0.13
Deposits	57,689,782	0.05	1,561,963	(0.01)	56,127,819	0.06
NCDs	1,711,529	0.06	203,423	(0.01)	1,508,105	0.07
Debentures	—	—	(85,550)	(0.44)	85,550	0.44
Call Money	1,392,902	0.08	5,312	(0.00)	1,387,590	0.08
Payables under Repurchase Agreements	498	0.09	(405)	(0.00)	903	0.09
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	6,025,568	0.45	522,742	(0.09)	5,502,825	0.54

(Domestic Operations)

Use of Funds	65,918,377	0.82	2,375,134	(0.09)	63,543,242	0.92
Loans and Bills Discounted	30,853,963	1.32	(1,005,964)	(0.03)	31,859,927	1.36
Securities	22,123,168	0.36	1,527,540	(0.06)	20,595,628	0.42

Source of Funds	66,794,222	0.08	2,325,246	(0.00)	64,468,975	0.09
Deposits	56,624,127	0.05	1,560,971	(0.00)	55,063,155	0.05
NCDs	1,711,198	0.06	203,972	(0.01)	1,507,226	0.07
Debentures	—	—	(85,550)	(0.44)	85,550	0.44
Call Money	1,392,902	0.08	6,093	(0.00)	1,386,809	0.08
Payables under Repurchase Agreements	498	0.09	(405)	(0.00)	903	0.09
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,587,201	0.19	599,723	(0.02)	4,987,478	0.22

(International Operations)

Use of Funds	4,495,463	1.18	1,028,753	(0.22)	3,466,709	1.40
Loans and Bills Discounted	861,064	1.12	66,423	(0.00)	794,641	1.13
Securities	2,791,049	1.20	1,043,049	(0.49)	1,747,999	1.69

Source of Funds	4,541,807	0.62	1,105,829	(0.22)	3,435,978	0.84
Deposits	1,065,655	0.21	991	(0.09)	1,064,663	0.30
NCDs	330	0.28	(549)	(0.00)	879	0.29
Debentures	—	—	—	—	—	—
Call Money	—	—	(781)	(0.19)	781	0.19
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	438,366	3.69	(76,980)	0.00	515,347	3.69

2-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2012				Fiscal 2011
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	63,060,318	1.07	4,582,375	(0.08)	58,477,943	1.15
Loans and Bills Discounted	30,052,667	1.31	2,923,693	0.01	27,128,974	1.30
Securities	23,458,517	0.83	422,670	(0.09)	23,035,846	0.93

Source of Funds	61,226,404	0.45	4,355,224	(0.04)	56,871,180	0.49
Deposits	19,687,064	0.26	453,047	(0.01)	19,234,017	0.27
NCDs	11,324,147	0.26	1,540,643	0.00	9,783,504	0.25
Debentures	—	—	—	—	—	—
Call Money	12,841,174	0.27	820,960	(0.02)	12,020,213	0.29
Payables under Repurchase Agreements	5,804,115	0.21	1,313,187	0.00	4,490,927	0.21
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,070,438	1.52	(220,228)	0.02	5,290,666	1.50

(Domestic Operations)

Use of Funds	39,349,605	0.71	317,749	(0.04)	39,031,856	0.75
Loans and Bills Discounted	17,383,502	0.96	219,932	(0.04)	17,163,570	1.00
Securities	15,732,104	0.55	(1,257,596)	(0.02)	16,989,701	0.57

Source of Funds	37,783,593	0.26	220,387	(0.02)	37,563,205	0.28
Deposits	8,892,068	0.09	(265,737)	0.00	9,157,806	0.08
NCDs	7,928,888	0.11	233,362	(0.00)	7,695,525	0.11
Debentures	—	—	—	—	—	—
Call Money	12,117,770	0.26	537,705	(0.01)	11,580,064	0.27
Payables under Repurchase Agreements	468,436	0.12	(30,896)	(0.00)	499,332	0.12
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,761,505	0.35	(357,274)	0.02	3,118,780	0.32

(International Operations)

Use of Funds	26,902,329	1.50	4,698,761	(0.22)	22,203,568	1.73
Loans and Bills Discounted	12,669,165	1.80	2,703,760	(0.01)	9,965,404	1.82
Securities	7,726,412	1.40	1,680,267	(0.51)	6,046,145	1.92

Source of Funds	26,634,428	0.69	4,568,971	(0.12)	22,065,456	0.81
Deposits	10,794,995	0.40	718,784	(0.04)	10,076,211	0.44
NCDs	3,395,259	0.61	1,307,280	(0.16)	2,087,978	0.77
Debentures	—	—	—	—	—	—
Call Money	723,403	0.35	283,254	(0.32)	440,149	0.68
Payables under Repurchase Agreements	5,335,679	0.22	1,344,083	(0.00)	3,991,595	0.22
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,308,932	2.92	137,045	(0.27)	2,171,886	3.19

2-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2012				Fiscal 2011
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,999,752	0.90	43,302	(0.08)	5,956,450	0.99
Loans and Bills Discounted	3,414,990	1.10	122,105	(0.15)	3,292,884	1.26
Securities	1,893,485	0.78	(154,952)	0.02	2,048,438	0.76

Source of Funds	5,809,875	0.23	(23,007)	(0.05)	5,832,882	0.28
Deposits	2,093,972	0.14	(82,951)	(0.06)	2,176,924	0.20
NCDs	943,916	0.12	38,292	(0.01)	905,623	0.13
Debentures	—	—	—	—	—	—
Call Money	754,682	0.11	100,005	(0.00)	654,676	0.12
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	546,203	0.17	(236,709)	0.02	782,912	0.15

(Domestic Operations)

Use of Funds	5,502,613	0.88	(119,416)	(0.08)	5,622,029	0.96
Loans and Bills Discounted	3,329,939	1.11	98,671	(0.15)	3,231,268	1.26
Securities	1,358,819	0.70	(279,710)	0.05	1,638,529	0.65

Source of Funds	5,308,781	0.22	(186,910)	(0.06)	5,495,691	0.28
Deposits	2,052,942	0.13	(96,572)	(0.06)	2,149,514	0.20
NCDs	943,916	0.12	38,292	(0.01)	905,623	0.13
Debentures	—	—	—	—	—	—
Call Money	739,810	0.10	96,413	(0.00)	643,397	0.11
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	541,069	0.17	(240,608)	0.02	781,678	0.15

(International Operations)

Use of Funds	1,201,989	0.58	247,963	(0.09)	954,025	0.68
Loans and Bills Discounted	85,051	0.85	23,434	(0.20)	61,616	1.06
Securities	534,666	1.00	124,757	(0.19)	409,908	1.19

Source of Funds	1,205,943	0.20	249,147	(0.01)	956,795	0.21
Deposits	41,030	0.33	13,621	0.09	27,409	0.23
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	14,871	0.50	3,591	(0.10)	11,279	0.60
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,133	0.59	3,899	(0.03)	1,233	0.63

2-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	220,478	65,339	155,139
Gains on Sales and Others	276,914	54,295	222,619
Losses on Sales and Others	(43,403)	12,285	(55,689)
Impairment (Devaluation)	(7,980)	1,778	(9,759)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,052)	(3,021)	(2,031)

	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(131,258)	(80,909)	(50,348)
Gains on Sales	37,079	12,808	24,270
Losses on Sales	(37,664)	(9,162)	(28,501)
Impairment (Devaluation)	(126,872)	(85,370)	(41,502)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(22)	94	(116)
Gains (Losses) on Derivatives other than for Trading	(3,778)	720	(4,498)

Mizuho Bank

	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	91,742	37,985	53,757
Gains on Sales and Others	106,724	37,796	68,928
Losses on Sales and Others	(12,593)	1,033	(13,626)
Impairment (Devaluation)	(1,501)	717	(2,218)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(887)	(1,561)	673

	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(26,893)	(19,604)	(7,288)
Gains on Sales	11,602	2,252	9,349
Losses on Sales	(7,705)	(4,345)	(3,360)
Impairment (Devaluation)	(28,607)	(17,448)	(11,158)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(10)	(12)	1
Gains (Losses) on Derivatives other than for Trading	(2,172)	(51)	(2,121)

2-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	117,944	27,961	89,982
Gains on Sales and Others	159,577	17,164	142,412
Losses on Sales and Others	(29,925)	11,029	(40,955)
Impairment (Devaluation)	(6,479)	623	(7,102)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,227)	(855)	(4,372)

	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(95,656)	(55,409)	(40,246)
Gains on Sales	22,536	10,568	11,968
Losses on Sales	(28,324)	(6,994)	(21,330)
Impairment (Devaluation)	(88,344)	(59,836)	(28,508)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(5)	113	(118)
Gains (Losses) on Derivatives other than for Trading	(1,518)	739	(2,257)

Mizuho Trust & Banking
	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Bonds	10,791	(608)	11,399
Gains on Sales and Others	10,613	(665)	11,278
Losses on Sales and Others	(883)	223	(1,107)
Impairment (Devaluation)	—	438	(438)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	1,061	(604)	1,666

	Fiscal 2012		Fiscal 2011
		Change
Net Gains (Losses) related to Stocks	(8,708)	(5,895)	(2,813)
Gains on Sales	2,939	(12)	2,952
Losses on Sales	(1,633)	2,177	(3,810)
Impairment (Devaluation)	(9,920)	(8,085)	(1,835)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(6)	(6)	0
Gains (Losses) on Derivatives other than for Trading	(87)	31	(119)

2-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2013				As of September 30, 2012			As of March 31, 2012
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	50,508,516	881,442	1,148,913	267,470	788	546,693	545,905	83,866	649,922	566,056
Japanese Stocks	2,776,036	710,082	843,264	133,181	11,908	319,508	307,600	156,584	453,564	296,979
Japanese Bonds	34,043,250	113,475	134,247	20,771	71,347	99,245	27,898	56,426	91,943	35,516
Japanese Government Bonds	30,805,150	88,210	89,672	1,462	54,683	57,140	2,457	51,814	55,236	3,422
Other	13,689,229	57,884	171,401	113,516	(82,466)	127,940	210,407	(129,144)	104,415	233,560
Foreign Bonds	11,844,809	17,905	74,016	56,110	52,158	93,339	41,181	(25,189)	49,148	74,338

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥3,311 million, ¥(3,079) million and ¥(7,343) million, which were recognized in the statement of income for March 31, 2013, September 30, 2012 and March 31, 2012, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2013, September 30, 2012 and March 31, 2012 are ¥878,131 million, ¥3,868 million and ¥91,209 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2013, September 30, 2012 and March 31, 2012 are ¥615,883 million, ¥(33,425) million and ¥37,857 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of March 31, 2013				As of September 30, 2012			As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	3,000,403	19,940	20,022	81	18,741	18,741	—	14,525	14,586	61

Non-Consolidated

(1) Other Securities

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2013				As of September 30, 2012			As of March 31, 2012
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	50,225,581	1,026,258	1,299,158	272,899	27,410	541,229	513,818	67,052	629,828	562,775
Japanese Stocks	3,009,256	884,089	1,024,291	140,202	26,754	314,018	287,264	133,667	443,707	310,040
Japanese Bonds	33,819,589	113,231	133,999	20,768	71,176	99,028	27,852	56,079	91,545	35,466
Japanese Government Bonds	30,732,679	88,144	89,606	1,462	54,472	56,927	2,454	51,421	54,839	3,417
Other	13,396,735	28,937	140,866	111,928	(70,520)	128,181	198,702	(122,693)	94,575	217,269
Foreign Bonds	11,752,743	18,308	73,347	55,038	65,260	95,878	30,618	(8,246)	50,916	59,163

Mizuho Bank
Other Securities	22,759,429	287,833	384,505	96,672	62,374	186,606	124,231	464	174,175	173,711
Japanese Stocks	842,950	225,050	282,159	57,109	21,310	92,815	71,504	(3,819)	100,941	104,760
Japanese Bonds	18,057,624	46,472	64,136	17,664	36,098	55,132	19,033	23,425	48,314	24,889
Japanese Government Bonds	15,833,808	35,816	36,761	945	30,499	31,309	810	31,336	32,444	1,107
Other	3,858,854	16,310	38,209	21,898	4,966	38,659	33,692	(19,141)	24,919	44,061
Foreign Bonds	3,250,885	13,961	26,583	12,622	22,824	29,569	6,744	(2,963)	9,402	12,366

Mizuho Corporate Bank
Other Securities	25,654,770	659,176	826,068	166,891	(52,136)	314,232	366,368	34,742	399,624	364,882
Japanese Stocks	1,976,240	597,902	674,741	76,839	(8,740)	191,868	200,608	106,780	296,260	189,480
Japanese Bonds	14,776,401	61,784	64,558	2,773	30,079	38,284	8,205	26,434	36,771	10,337
Japanese Government Bonds	13,971,138	48,441	48,644	202	19,954	21,024	1,069	14,464	16,623	2,158
Other	8,902,128	(510)	86,768	87,278	(73,474)	84,079	157,554	(98,472)	66,592	165,064
Foreign Bonds	8,023,552	2,951	44,966	42,015	38,756	62,590	23,833	(5,191)	40,143	45,335

Mizuho Trust & Banking
Other Securities	1,811,381	79,248	88,584	9,335	17,172	40,390	23,218	31,845	56,027	24,181
Japanese Stocks	190,065	61,136	67,390	6,254	14,184	29,335	15,150	30,706	46,505	15,799
Japanese Bonds	985,563	4,975	5,305	329	4,998	5,611	612	6,219	6,458	239
Japanese Government Bonds	927,733	3,886	4,200	314	4,018	4,592	574	5,620	5,771	151
Other	635,752	13,136	15,888	2,751	(2,011)	5,443	7,455	(5,079)	3,063	8,143
Foreign Bonds	478,305	1,396	1,796	400	3,679	3,718	39	(91)	1,370	1,461

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥3,311 million, ¥2,528 million and ¥5,342 million, which were recognized in the statement of income for March 31, 2013, September 30, 2012 and March 31, 2012, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2013, September 30, 2012 and March 31, 2012 are ¥1,022,947 million, ¥24,881 million and ¥61,710 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2013, September 30, 2012 and March 31, 2012 are as follows:

	(Millions of yen)
	As of March 31, 2013	As of September 30, 2012	As of March 31, 2012
Aggregated Figures	730,865	(4,514)	17,457
Mizuho Bank	209,629	41,915	(10,556)
Mizuho Corporate Bank	459,836	(59,383)	2,024
Mizuho Trust & Banking	61,399	12,952	25,988

2-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of March 31, 2013				As of September 30, 2012			As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	3,000,403	19,940	20,022	81	18,741	18,741	—	14,524	14,586	61
Mizuho Bank	3,000,403	19,940	20,022	81	18,741	18,741	—	14,524	14,586	61
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregated Figures of the 3 Banks

(Millions of yen)
	As of March 31, 2013				As of September 30, 2012			As of March 31, 2012
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	44,205	5,850	5,850	—	(12,566)	—	12,566	(4,891)	—	4,891
Mizuho Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Corporate Bank	44,205	5,850	5,850	—	(12,566)	—	12,566	(4,891)	—	4,891
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
	Unrealized Gains/Losses
		Change from September 30, 2012	Change from March 31, 2012	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	878,131	874,263	786,921	3,868	91,209
Japanese Stocks	710,198	698,290	553,892	11,908	156,305
Japanese Bonds	113,475	42,128	58,597	71,347	54,878
Japanese Government Bonds	88,210	33,526	37,945	54,683	50,265
Other	54,457	133,845	174,432	(79,387)	(119,974)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
	Unrealized Gains/Losses
		Change from September 30, 2012	Change from March 31, 2012	Unrealized Gains/Losses	Unrealized Gains/Losses
Other Securities	1,022,947	998,065	961,237	24,881	61,710
Japanese Stocks	884,204	857,450	750,815	26,754	133,388
Japanese Bonds	113,231	42,055	58,701	71,176	54,530
Japanese Government Bonds	88,144	33,671	38,271	54,472	49,872
Other	25,510	98,560	151,719	(73,049)	(126,209)

2-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of March 31, 2013				Change				Maturity as of March 31, 2012
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	12,761.4	18,108.1	4,600.0	992.8	(380.8)	(2,267.9)	1,654.7	(220.8)	13,142.3	20,376.1	2,945.2	1,213.7
Japanese Government Bonds	12,198.9	16,935.2	4,285.4	5.0	(200.0)	(1,930.2)	1,668.0	(223.0)	12,398.9	18,865.4	2,617.4	228.0
Japanese Local Government Bonds	34.7	139.0	64.1	0.8	(16.3)	15.2	(27.3)	(0.0)	51.0	123.7	91.5	0.8
Japanese Corporate Bonds	527.7	1,033.9	250.4	987.0	(164.5)	(353.0)	14.1	2.1	692.2	1,386.9	236.3	984.8
Other	1,311.6	5,939.1	2,101.8	2,842.5	192.7	1,869.6	356.8	(55.1)	1,118.9	4,069.4	1,745.0	2,897.6

Mizuho Bank

Japanese Bonds	7,071.1	10,962.5	2,318.3	556.9	(1,163.3)	(551.4)	1,211.0	(127.4)	8,234.5	11,514.0	1,107.3	684.4
Japanese Government Bonds	6,581.0	10,044.3	2,083.0	—	(979.6)	(322.4)	1,143.0	(82.0)	7,560.6	10,366.7	940.0	82.0
Japanese Local Government Bonds	32.2	128.9	50.9	—	(16.4)	17.0	24.0	—	48.6	111.8	26.9	—
Japanese Corporate Bonds	457.8	789.2	184.4	556.9	(167.3)	(246.1)	44.0	(45.4)	625.2	1,035.4	140.3	602.4
Other	117.7	1,907.6	328.0	1,338.7	22.4	441.0	37.5	56.4	95.3	1,466.6	290.5	1,282.2

Mizuho Corporate Bank

Japanese Bonds	5,414.3	6,835.0	1,898.8	435.8	741.4	(1,242.7)	406.4	(53.4)	4,672.9	8,077.8	1,492.4	489.3
Japanese Government Bonds	5,345.4	6,625.9	1,827.4	5.0	733.6	(1,117.8)	490.0	(101.0)	4,611.8	7,743.7	1,337.4	106.0
Japanese Local Government Bonds	2.3	9.2	10.3	0.8	(0.0)	(1.6)	(51.3)	(0.0)	2.4	10.9	61.7	0.8
Japanese Corporate Bonds	66.5	199.9	61.1	430.0	7.8	(123.3)	(32.1)	47.5	58.6	323.2	93.3	382.4
Other	1,185.7	3,580.0	1,727.9	1,503.7	197.0	1,241.6	394.2	(111.5)	988.6	2,338.4	1,333.7	1,615.3

Mizuho Trust & Banking

Japanese Bonds	275.9	310.5	382.7	—	41.1	(473.7)	37.2	(40.0)	234.8	784.2	345.5	40.0
Japanese Government Bonds	272.5	265.0	375.0	—	46.0	(490.0)	35.0	(40.0)	226.5	755.0	340.0	40.0
Japanese Local Government Bonds	0.1	0.8	2.8	—	0.1	(0.1)	—	—	—	0.9	2.8	—
Japanese Corporate Bonds	3.3	44.7	4.9	—	(5.0)	16.4	2.2	—	8.3	28.2	2.6	—
Other	8.1	451.3	45.8	—	(26.8)	186.9	(74.9)	(0.0)	34.9	264.3	120.8	0.0

2-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2013				Change				As of March 31, 2012
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,487.6	12,930.0	6,540.1	23,957.8	(6,225.7)	(1,341.1)	2,279.7	(5,287.1)	10,713.4	14,271.1	4,260.4	29,245.0
Receive Float / Pay Fixed	1,096.0	2,304.8	2,496.7	5,897.5	(1,185.0)	52.5	211.2	(921.2)	2,281.0	2,252.3	2,285.4	6,818.8
Receive Float / Pay Float	90.0	80.0	—	170.0	75.2	(60.0)	(30.0)	(14.8)	14.8	140.0	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	5,673.6	15,314.8	9,036.8	30,025.4	(7,335.5)	(1,348.5)	2,460.9	(6,223.2)	13,009.2	16,663.4	6,575.9	36,248.6

Mizuho Bank

Receive Fixed / Pay Float	3,236.8	4,413.8	1,658.4	9,309.1	(5,756.6)	(1,677.9)	1,098.4	(6,336.1)	8,993.5	6,091.8	559.9	15,645.3
Receive Float / Pay Fixed	—	18.7	17.3	36.1	—	18.7	(157.7)	(138.9)	—	—	175.1	175.1
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,236.8	4,432.6	1,675.7	9,345.3	(5,756.6)	(1,659.1)	940.7	(6,475.0)	8,993.5	6,091.8	735.0	15,820.4

Mizuho Corporate Bank

Receive Fixed / Pay Float	1,250.7	8,516.1	4,596.7	14,363.6	(469.0)	336.8	1,041.2	909.0	1,719.8	8,179.3	3,555.5	13,454.6
Receive Float / Pay Fixed	1,056.0	2,221.0	2,473.0	5,750.0	(1,105.0)	43.7	392.6	(668.6)	2,161.0	2,177.3	2,080.3	6,418.7
Receive Float / Pay Float	90.0	80.0	—	170.0	75.2	(60.0)	(30.0)	(14.8)	14.8	140.0	30.0	184.8
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,396.7	10,817.2	7,069.7	20,283.7	(1,498.8)	320.5	1,403.8	225.5	3,895.6	10,496.6	5,665.8	20,058.1

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	285.0	285.0	—	—	140.0	140.0	—	—	145.0	145.0
Receive Float / Pay Fixed	40.0	65.0	6.3	111.3	(80.0)	(10.0)	(23.6)	(113.6)	120.0	75.0	30.0	225.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	40.0	65.0	291.3	396.3	(80.0)	(10.0)	116.3	26.3	120.0	75.0	175.0	370.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2013			Change			As of March 31, 2012
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	745.8	563.1	182.7	(25.1)	10.0	(35.2)	771.0	553.0	217.9
Mizuho Bank	70.9	72.1	(1.2)	6.8	(9.9)	16.8	64.0	82.1	(18.0)
Mizuho Corporate Bank	603.0	417.2	185.7	(40.4)	16.1	(56.6)	643.4	401.0	242.4
Mizuho Trust & Banking	71.9	73.7	(1.7)	8.4	3.8	4.6	63.4	69.9	(6.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregated Figures of the 3 Banks

		(Millions of yen)
		As of March 31, 2013	Change	As of March 31, 2012
Projected Benefit Obligation	(A)	1,173,721	(12,604)	1,186,325
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	1,388,176	178,055	1,210,121
Unrecognized Actuarial Differences	(C)	179,404	(211,545)	390,949
Prepaid Pension Cost	(D)	393,859	(20,886)	414,745
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Bank

Projected Benefit Obligations	(A)	701,110	(6,420)	707,530
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	843,921	118,236	725,684
Unrecognized Actuarial Differences	(C)	85,394	(136,221)	221,616
Prepaid Pension Cost	(D)	228,204	(11,565)	239,770
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank

Projected Benefit Obligations	(A)	339,301	(5,750)	345,051
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	395,098	43,010	352,088
Unrecognized Actuarial Differences	(C)	69,425	(55,537)	124,962
Prepaid Pension Cost	(D)	125,222	(6,776)	131,998
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking

Projected Benefit Obligations	(A)	133,309	(434)	133,743
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	149,156	16,807	132,348
Unrecognized Actuarial Differences	(C)	24,584	(19,786)	44,370
Prepaid Pension Cost	(D)	40,431	(2,544)	42,976
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

2-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregated Figures of the 3 Banks

			(Millions of yen)
			Fiscal 2012		Fiscal 2011
				Change
Service Cost			(22,061)	(4,482)	(17,578)
Interest Cost			(20,167)	6,806	(26,973)
Expected Return on Plan Assets			28,754	3,563	25,190
Accumulation (Amortization) of Unrecognized Actuarial Differences			(62,810)	8,850	(71,661)
Losses on Return of Retirement Benefits Trust			—	27,728	(27,728)
Other			(4,638)	(706)	(3,932)

Total			(80,923)	41,760	(122,683)

Mizuho Bank

Service Cost			(14,193)	(3,051)	(11,142)
Interest Cost			(12,028)	3,927	(15,955)
Expected Return on Plan Assets			17,415	5,137	12,277
Accumulation (Amortization) of Unrecognized Actuarial Differences			(38,431)	6,753	(45,184)
Losses on Return of Retirement Benefits Trust			—	27,728	(27,728)
Other			(3,279)	(786)	(2,492)

Total			(50,517)	39,708	(90,225)

Mizuho Corporate Bank

Service Cost			(4,993)	(883)	(4,109)
Interest Cost			(5,865)	2,127	(7,993)
Expected Return on Plan Assets			8,064	(1,635)	9,700
Accumulation (Amortization) of Unrecognized Actuarial Differences			(17,192)	1,721	(18,914)
Other			(758)	153	(912)

Total			(20,745)	1,483	(22,229)

Mizuho Trust & Banking

Service Cost			(2,874)	(546)	(2,327)
Interest Cost			(2,273)	750	(3,024)
Expected Return on Plan Assets			3,274	61	3,212
Accumulation (Amortization) of Unrecognized Actuarial Differences			(7,186)	376	(7,562)
Other			(600)	(73)	(526)

Total			(9,660)	567	(10,228)

Consolidated

			(Millions of yen)
			As of March 31, 2013 (Fiscal 2012)		As of March 31, 2012 (Fiscal 2011)
				Change
Projected Benefit Obligations	(A	)	1,326,443	(2,379)	1,328,823

Total Fair Value of Plan Assets	(B	)	1,512,741	200,855	1,311,886
Unrecognized Actuarial Differences	(C	)	193,916	(224,976)	418,892
Prepaid Pension Cost	(D	)	418,846	(19,161)	438,008
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D	)	38,632	2,579	36,053

Income (Expenses) related to Employee Retirement Benefits			(96,982)	21,546	(118,529)

2-18

Mizuho Financial Group, Inc.

9. Capital Ratio (Basel III)

Starting FY2012, due to regulatory changes, Basel III is applied to financial institutions subject to international standard.

Basel II is applied to financial institution subject to domestic standard as before.

Mizuho Financial Group

International Standard (Basel III)

	(%, Billions of yen)
	Consolidated
	As of March 31, 2013 (Preliminary)
(1) Total Capital Ratio	14.18
(2) Tier 1 Capital Ratio	11.02
(3) Common Equity Tier 1 Capital Ratio	8.16
(4) Total Capital	8,344.5
(5) Tier 1 Capital	6,487.4
(6) Common Equity Tier 1 Capital	4,803.8
(7) Risk weighted Assets	58,823.5
(8) Total Required Capital (7)X8%	4,705.8
Mizuho Bank Domestic Standard (Basel II)

	Consolidated	Non-Consolidated
	As of March 31, 2013 (Preliminary)	As of March 31, 2013 (Preliminary)

(1) Capital Adequacy Ratio	15.04	15.46
(2) Tier 1 Capital Ratio	11.66	11.49
(3) Tier 1 Capital	2,381.8	2,294.1
(4) Tier 2 Capital	920.8	920.1
(5) Deductions for Total Risk-based Capital	231.5	126.9
(6) Total Risk-based Capital	3,071.2	3,087.3
(7) Risk-weighted Assets	20,412.3	19,959.0
(8) Total Required Capital (7)X8%	1,632.9	1,596.7
* On a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 is deducted from Tier 1 Capital
Mizuho Corporate Bank International Standard (Basel III)
(1) Total Capital Ratio	13.89	15.33
(2) Tier 1 Capital Ratio	11.03	12.18
(3) Common Equity Tier 1 Capital Ratio	8.65	9.16
(4) Total Capital	5,130.0	5,007.7
(5) Tier 1 Capital	4,071.3	3,979.9
(6) Common Equity Tier 1 Capital	3,195.0	2,993.0
(7) Risk weighted Assets	36,908.3	32,663.9
(8) Total Required Capital (7)X8%	2,952.6	2,613.1

*  On a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥424.4 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital

Mizuho Trust & Banking International Standard (Basel III)
(1) Total Capital Ratio	17.22	17.44
(2) Tier 1 Capital Ratio	13.24	13.46
(3) Common Equity Tier 1 Capital Ratio	13.24	13.46
(4) Total Capital	447.5	446.3
(5) Tier 1 Capital	344.2	344.5
(6) Common Equity Tier 1 Capital	344.2	344.5
(7) Risk weighted Assets	2,598.0	2,559.4
(8) Total Required Capital (7)X8%	207.8	204.7

(Reference) Mizuho Bank International Standard (Basel III)
(1) Total Capital Ratio	14.08	13.95
(2) Tier 1 Capital Ratio	10.13	9.93
(3) Common Equity Tier 1 Capital Ratio	8.90	8.86
(4) Total Capital	3,258.6	3,162.9
(5) Tier 1 Capital	2,343.8	2,251.5
(6) Common Equity Tier 1 Capital	2,060.5	2,008.8
(7) Risk weighted Assets	23,128.6	22,668.0
(8) Total Required Capital (7)X8%	1,850.2	1,813.4

*  On a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital

2-19

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
		%	Change from September 30, 2012%		Change from March 31, 2012%			%		%
Loans to Bankrupt Obligors	33,688	0.04	(351)	(0.00)	(7,078)	(0.01)	34,040	0.05	40,767	0.06
Non-Accrual Delinquent Loans	637,911	0.94	44,068	0.01	55,293	0.03	593,842	0.93	582,618	0.91
Loans Past Due for 3 Months or More	3,468	0.00	(16,963)	(0.02)	(16,778)	(0.02)	20,431	0.03	20,246	0.03
Restructured Loans	694,732	1.02	112,153	0.11	105,217	0.10	582,579	0.91	589,515	0.92

Total	1,369,801	2.02	138,906	0.09	136,653	0.09	1,230,894	1.93	1,233,147	1.93

Total Loans	67,536,882	100.00	3,886,670		3,736,373		63,650,211	100.00	63,800,509	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	232,731		(21,050)		(39,212)		253,782		271,943

Trust Account

	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
		%	Change from September 30, 2012%		Change from March 31, 2012%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66

Total Loans	19,114	100.00	(3,905)		(5,195)		23,020	100.00	24,310	100.00

Consolidated + Trust Account

	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
		%	Change from September 30, 2012%		Change from March 31, 2012%			%		%
Loans to Bankrupt Obligors	33,688	0.04	(351)	(0.00)	(7,078)	(0.01)	34,040	0.05	40,767	0.06
Non-Accrual Delinquent Loans	640,971	0.94	44,059	0.01	55,275	0.03	596,912	0.93	585,696	0.91
Loans Past Due for 3 Months or More	3,468	0.00	(16,963)	(0.02)	(16,778)	(0.02)	20,431	0.03	20,246	0.03
Restructured Loans	694,732	1.02	112,153	0.11	105,217	0.10	582,579	0.91	589,515	0.92

Total	1,372,861	2.03	138,897	0.09	136,635	0.09	1,233,963	1.93	1,236,225	1.93

Total Loans	67,555,997	100.00	3,882,765		3,731,177		63,673,232	100.00	63,824,819	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
		%	Change from September 30, 2012%		Change from March 31, 2012%			%		%
Loans to Bankrupt Obligors	30,703	0.04	(1,518)	(0.00)	(7,307)	(0.01)	32,222	0.05	38,010	0.05
Non-Accrual Delinquent Loans	623,597	0.92	46,336	0.01	62,036	0.04	577,261	0.90	561,561	0.87
Loans Past Due for 3 Months or More	3,456	0.00	(16,971)	(0.02)	(16,789)	(0.02)	20,428	0.03	20,246	0.03
Restructured Loans	577,340	0.85	118,891	0.13	110,650	0.12	458,449	0.72	466,690	0.73

Total	1,235,098	1.83	146,737	0.12	148,589	0.13	1,088,360	1.71	1,086,508	1.70

Total Loans	67,207,294	100.00	3,760,365		3,304,321		63,446,928	100.00	63,902,973	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	208,842		(16,378)		(36,940)		225,221		245,783

Mizuho Bank

Loans to Bankrupt Obligors	10,701	0.03	551	0.00	(3,171)	(0.00)	10,150	0.03	13,873	0.04
Non-Accrual Delinquent Loans	444,791	1.37	(27,235)	(0.12)	(4,570)	(0.00)	472,027	1.49	449,361	1.38
Loans Past Due for 3 Months or More	3,368	0.01	(16,969)	(0.05)	(16,544)	(0.05)	20,337	0.06	19,913	0.06
Restructured Loans	318,546	0.98	22,493	0.04	22,257	0.07	296,053	0.93	296,289	0.91

Total	777,408	2.40	(21,160)	(0.12)	(2,028)	0.01	798,568	2.53	779,436	2.39

Total Loans	32,274,275	100.00	771,618		(266,610)		31,502,656	100.00	32,540,885	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	119,844		(15,763)		(36,698)		135,608		156,543

Mizuho Corporate Bank

Loans to Bankrupt Obligors	19,911	0.06	(2,097)	(0.01)	(3,228)	(0.01)	22,009	0.07	23,140	0.08
Non-Accrual Delinquent Loans	158,546	0.50	74,882	0.21	68,451	0.18	83,663	0.29	90,094	0.32
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	249,910	0.80	94,746	0.25	95,174	0.24	155,163	0.54	154,736	0.55

Total	428,368	1.37	167,531	0.45	160,396	0.41	260,836	0.91	267,971	0.95

Total Loans	31,187,804	100.00	2,747,493		3,129,003		28,440,310	100.00	28,058,800	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	85,779		2,825		3,199		82,953		82,579

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	90	0.00	27	0.00	(907)	(0.02)	62	0.00	997	0.03
Non-Accrual Delinquent Loans	17,199	0.46	(1,301)	(0.06)	(1,827)	(0.11)	18,501	0.53	19,027	0.58
Loans Past Due for 3 Months or More	88	0.00	(2)	(0.00)	(245)	(0.00)	90	0.00	333	0.01
Restructured Loans	8,883	0.23	1,651	0.03	(6,781)	(0.23)	7,232	0.20	15,664	0.47

Total	26,261	0.70	375	(0.03)	(9,760)	(0.39)	25,886	0.74	36,022	1.09

Total Loans	3,726,100	100.00	245,159		447,124		3,480,940	100.00	3,278,976	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	3,218		(3,440)		(3,441)		6,658		6,660

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66

Total Loans	19,114	100.00	(3,905)		(5,195)		23,020	100.00	24,310	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	739,990	88,773	48,230	651,217	691,760
General Reserve for Possible Losses on Loans	503,017	62,470	55,428	440,546	447,588
Specific Reserve for Possible Losses on Loans	235,915	25,254	(8,246)	210,661	244,162
Reserve for Possible Losses on Loans to Restructuring Countries	1,058	1,048	1,048	9	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	270,388	(26,454)	(57,262)	296,842	327,650

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	646,022	90,846	63,138	555,176	582,883
General Reserve for Possible Losses on Loans	456,541	62,883	45,309	393,657	411,231
Specific Reserve for Possible Losses on Loans	188,423	26,914	16,780	161,508	171,643
Reserve for Possible Losses on Loans to Restructuring Countries	1,058	1,048	1,048	9	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	245,677	(21,383)	(54,834)	267,061	300,511

Mizuho Bank

Reserves for Possible Losses on Loans	295,863	(33,169)	(48,811)	329,032	344,674
General Reserve for Possible Losses on Loans	194,264	(26,931)	(45,831)	221,195	240,095
Specific Reserve for Possible Losses on Loans	101,599	(6,237)	(2,979)	107,836	104,578
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	151,722	(18,238)	(47,816)	169,961	199,538

Mizuho Corporate Bank

Reserves for Possible Losses on Loans	333,355	123,877	113,117	209,477	220,237
General Reserve for Possible Losses on Loans	250,868	88,872	91,972	161,996	158,896
Specific Reserve for Possible Losses on Loans	81,428	33,957	20,096	47,471	61,332
Reserve for Possible Losses on Loans to Restructuring Countries	1,057	1,048	1,048	9	9

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	90,237	3,305	2,039	86,932	88,198

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	16,804	138	(1,167)	16,666	17,971
General Reserve for Possible Losses on Loans	11,408	942	(830)	10,465	12,239
Specific Reserve for Possible Losses on Loans	5,395	(804)	(336)	6,200	5,731
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	(0)	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	3,717	(6,450)	(9,057)	10,168	12,775

*	Reserve for Possible Losses on Entrusted Loans ( ¥66 million, ¥69 million and ¥74 million for March 31, 2013, September 30, 2012 and March 31, 2012, respectively) is not included in the above figures for Trust Account.

2-22

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Mizuho Financial Group	54.02	1.11	(2.07)	52.90	56.09

* Above figures are presented net of partial direct write-offs.

Non-Consolidated

	(%)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Total	52.43	1.28	(1.36)	51.15	53.79
Mizuho Bank	38.05	(3.14)	(6.16)	41.20	44.22
Mizuho Corporate Bank	77.81	(2.49)	(4.36)	80.30	82.18
Mizuho Trust & Banking (Banking Account)	63.98	(0.39)	14.09	64.38	49.89

*	Above figures are presented net of partial direct write-offs.

2-23

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	175,461	12,380	(1,964)	163,081	177,426
Claims with Collection Risk	563,763	30,354	36,460	533,409	527,302
Claims for Special Attention	698,263	95,186	88,429	603,077	609,834
Total	1,437,488	137,920	122,924	1,299,568	1,314,563

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	269,736	(23,196)	(51,647)	292,932	321,383

Trust Account

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Claims with Collection Risk	3,060	(8)	(17)	3,069	3,078
Claims for Special Attention	—	—	—	—	—
Total	3,060	(8)	(17)	3,069	3,078

Consolidated + Trust Account

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	175,461	12,380	(1,964)	163,081	177,426
Claims with Collection Risk	566,823	30,345	36,442	536,478	530,380
Claims for Special Attention	698,263	95,186	88,429	603,077	609,834
Total	1,440,548	137,911	122,906	1,302,637	1,317,642

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-24

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
		%	Change from September 30, 2012%		Change from March 31, 2012%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	159,181	0.21	15,535	0.00	2,100	(0.01)	143,646	0.20	157,081	0.22
Claims with Collection Risk	553,297	0.73	25,737	(0.01)	31,749	(0.00)	527,559	0.74	521,547	0.73
Claims for Special Attention	580,860	0.76	101,916	0.08	93,850	0.08	478,943	0.67	487,009	0.68
Sub-total	1,293,339	1.71	143,189	0.08	127,700	0.07	1,150,149	1.63	1,165,638	1.63
Normal Claims	74,293,594	98.28	4,884,708	(0.08)	4,253,674	(0.07)	69,408,886	98.36	70,039,919	98.36

Total	75,586,934	100.00	5,027,897		4,381,375		70,559,036	100.00	71,205,558	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	245,354		(18,373)		(49,219)		263,728		294,574

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	105,589	0.30	17,288	0.04	10,188	0.03	88,301	0.26	95,400	0.27
Claims with Collection Risk	365,235	1.06	(47,288)	(0.16)	(21,921)	(0.05)	412,523	1.22	387,156	1.11
Claims for Special Attention	321,915	0.93	5,524	(0.00)	5,712	0.02	316,390	0.94	316,202	0.91
Sub-total	792,739	2.30	(24,476)	(0.13)	(6,019)	(0.00)	817,216	2.43	798,759	2.30
Normal Claims	33,632,394	97.69	861,501	0.13	(188,939)	0.00	32,770,892	97.56	33,821,333	97.69

Total	34,425,133	100.00	837,025		(194,959)		33,588,108	100.00	34,620,093	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	151,722		(18,238)		(47,816)		169,961		199,538

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	23,299	0.06	(1,883)	(0.01)	(7,557)	(0.03)	25,182	0.07	30,857	0.09
Claims with Collection Risk	169,745	0.45	73,906	0.16	55,305	0.10	95,839	0.28	114,439	0.34
Claims for Special Attention	249,910	0.66	94,746	0.20	95,174	0.20	155,163	0.46	154,736	0.46
Sub-total	442,955	1.18	166,770	0.35	142,922	0.28	276,185	0.82	300,033	0.90
Normal Claims	36,859,819	98.81	3,786,013	(0.35)	3,995,499	(0.28)	33,073,805	99.17	32,864,320	99.09

Total	37,302,775	100.00	3,952,783		4,138,421		33,349,991	100.00	33,164,353	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	90,237		3,305		2,039		86,932		88,198

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30,292	0.78	131	(0.04)	(530)	(0.11)	30,161	0.83	30,823	0.90
Claims with Collection Risk	15,256	0.39	(871)	(0.05)	(1,616)	(0.09)	16,127	0.44	16,872	0.49
Claims for Special Attention	9,034	0.23	1,645	0.02	(7,036)	(0.23)	7,389	0.20	16,070	0.47
Sub-total	54,583	1.42	904	(0.07)	(9,183)	(0.45)	53,678	1.49	63,766	1.87
Normal Claims	3,785,326	98.57	241,089	0.07	452,293	0.45	3,544,237	98.50	3,333,033	98.12

Total	3,839,910	100.00	241,993		443,109		3,597,916	100.00	3,396,800	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	3,394		(3,440)		(3,442)		6,835		6,837

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Claims with Collection Risk	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,060	16.01	(8)	2.67	(17)	3.34	3,069	13.33	3,078	12.66
Normal Claims	16,054	83.98	(3,896)	(2.67)	(5,178)	(3.34)	19,951	86.66	21,232	87.33

Total	19,114	100.00	(3,905)		(5,195)		23,020	100.00	24,310	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-25

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	159.1	15.5	2.1	143.6	157.0
Collateral, Guarantees, and equivalent	137.2	13.0	3.4	124.2	133.8
Reserve for Possible Losses	21.9	2.5	(1.3)	19.4	23.2
Claims with Collection Risk	550.2	25.7	31.7	524.4	518.4
Collateral, Guarantees, and equivalent	283.0	(0.9)	12.6	284.0	270.3
Reserve for Possible Losses	178.6	24.6	18.3	154.0	160.3
Claims for Special Attention	580.8	101.9	93.8	478.9	487.0
Collateral, Guarantees, and equivalent	222.8	71.0	79.6	151.8	143.1
Reserve for Possible Losses	112.2	17.2	9.7	95.0	102.5
Total	1,290.2	143.1	127.7	1,147.0	1,162.5
Collateral, Guarantees, and equivalent	643.1	83.0	95.7	560.0	547.4
Reserve for Possible Losses	312.8	44.4	26.7	268.4	286.1

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	105.5	17.2	10.1	88.3	95.4
Collateral, Guarantees, and equivalent	103.4	19.0	11.1	84.4	92.3
Reserve for Possible Losses	2.0	(1.7)	(0.9)	3.8	3.0
Claims with Collection Risk	365.2	(47.2)	(21.9)	412.5	387.1
Collateral, Guarantees, and equivalent	203.8	(39.2)	(17.4)	243.0	221.2
Reserve for Possible Losses	99.4	(4.4)	(2.0)	103.9	101.4
Claims for Special Attention	321.9	5.5	5.7	316.3	316.2
Collateral, Guarantees, and equivalent	112.7	10.4	6.7	102.3	105.9
Reserve for Possible Losses	55.5	(4.3)	(4.1)	59.8	59.6
Total	792.7	(24.4)	(6.0)	817.2	798.7
Collateral, Guarantees, and equivalent	420.0	(9.7)	0.4	429.8	419.5
Reserve for Possible Losses	157.0	(10.5)	(7.1)	167.6	164.1

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	23.2	(1.8)	(7.5)	25.1	30.8
Collateral, Guarantees, and equivalent	16.0	(5.8)	(6.9)	21.8	22.9
Reserve for Possible Losses	7.2	3.9	(0.6)	3.3	7.9
Claims with Collection Risk	169.7	73.9	55.3	95.8	114.4
Collateral, Guarantees, and equivalent	70.1	38.4	31.4	31.7	38.7
Reserve for Possible Losses	73.9	29.9	20.7	44.0	53.2
Claims for Special Attention	249.9	94.7	95.1	155.1	154.7
Collateral, Guarantees, and equivalent	107.5	60.6	74.2	46.8	33.3
Reserve for Possible Losses	55.3	21.4	15.0	33.9	40.2
Total	442.9	166.7	142.9	276.1	300.0
Collateral, Guarantees, and equivalent	193.7	93.2	98.6	100.4	95.0
Reserve for Possible Losses	136.6	55.3	35.1	81.2	101.4

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30.2	0.1	(0.5)	30.1	30.8
Collateral, Guarantees, and equivalent	17.7	(0.1)	(0.8)	17.9	18.5
Reserve for Possible Losses	12.5	0.2	0.2	12.2	12.2
Claims with Collection Risk	15.2	(0.8)	(1.6)	16.1	16.8
Collateral, Guarantees, and equivalent	9.0	(0.1)	(1.3)	9.1	10.3
Reserve for Possible Losses	5.2	(0.8)	(0.3)	6.0	5.6
Claims for Special Attention	9.0	1.6	(7.0)	7.3	16.0
Collateral, Guarantees, and equivalent	2.5	(0.1)	(1.2)	2.6	3.8
Reserve for Possible Losses	1.4	0.1	(1.2)	1.2	2.6
Total	54.5	0.9	(9.1)	53.6	63.7
Collateral, Guarantees, and equivalent	29.3	(0.3)	(3.4)	29.7	32.7
Reserve for Possible Losses	19.2	(0.3)	(1.3)	19.5	20.5

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Claims with Collection Risk	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.0	(0.0)	(0.0)	3.0	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	(0.0)	3.0	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2013
		Change from September 30, 2012	Change from March 31, 2012	As of September 30, 2012	As of March 31, 2012
Coverage Amount	956.0	127.5	122.4	828.5	833.5
Reserves for Possible Losses on Loans	312.8	44.4	26.7	268.4	286.1
Collateral, Guarantees, and equivalent	643.1	83.0	95.7	560.0	547.4

	(%)
Coverage Ratio	74.1	1.8	2.3	72.3	71.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.9	0.3	0.8	83.5	83.0
Claims for Special Attention	57.6	6.1	7.2	51.5	50.4
Claims against Special Attention Obligors	58.3	5.2	6.4	53.0	51.8

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	66.8	2.8	2.2	64.0	64.6
Claims for Special Attention	31.3	2.3	1.5	29.0	29.8
Claims against Special Attention Obligors	31.9	2.0	1.2	29.9	30.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.59	(0.48)	(1.69)	20.08	21.28
Claims against Watch Obligors excluding Special Attention Obligors	6.27	1.88	1.58	4.38	4.68
Claims against Normal Obligors	0.11	(0.01)	(0.01)	0.12	0.12

Mizuho Bank

	(Billions of yen)
Coverage Amount	577.0	(20.3)	(6.6)	597.4	583.7
Reserves for Possible Losses on Loans	157.0	(10.5)	(7.1)	167.6	164.1
Collateral, Guarantees, and equivalent	420.0	(9.7)	0.4	429.8	419.5

	(%)
Coverage Ratio	72.7	(0.3)	(0.2)	73.1	73.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	83.0	(1.0)	(0.3)	84.1	83.3
Claims for Special Attention	52.2	1.0	(0.1)	51.2	52.3
Claims against Special Attention Obligors	54.3	0.9	0.7	53.3	53.6

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	61.6	0.2	0.4	61.3	61.1
Claims for Special Attention	26.5	(1.4)	(1.8)	27.9	28.3
Claims against Special Attention Obligors	27.8	(0.6)	(0.7)	28.4	28.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	17.61	(0.95)	(0.97)	18.57	18.59
Claims against Watch Obligors excluding Special Attention Obligors	3.67	0.05	(0.51)	3.61	4.19
Claims against Normal Obligors	0.15	(0.00)	(0.00)	0.16	0.16

Mizuho Corporate Bank

	(Billions of yen)
Coverage Amount	330.3	148.6	133.8	181.7	196.5
Reserves for Possible Losses on Loans	136.6	55.3	35.1	81.2	101.4
Collateral, Guarantees, and equivalent	193.7	93.2	98.6	100.4	95.0

	(%)
Coverage Ratio	74.5	8.7	9.0	65.8	65.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	84.9	5.8	4.5	79.0	80.4
Claims for Special Attention	65.1	13.1	17.6	52.0	47.5
Claims against Special Attention Obligors	65.4	13.1	15.4	52.3	50.0

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	74.2	5.6	3.9	68.6	70.3
Claims for Special Attention	38.8	7.5	5.7	31.3	33.1
Claims against Special Attention Obligors	39.8	6.7	4.3	33.0	35.4

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	22.87	(0.66)	(4.60)	23.54	27.48
Claims against Watch Obligors excluding Special Attention Obligors	8.66	3.51	3.27	5.15	5.39
Claims against Normal Obligors	0.08	(0.00)	(0.01)	0.09	0.09

2-27

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Coverage Amount	48.5	(0.7)	(4.7)	49.2	53.2
Reserves for Possible Losses on Loans	19.2	(0.3)	(1.3)	19.5	20.5
Collateral, Guarantees, and equivalent	29.3	(0.3)	(3.4)	29.7	32.7

	(%)
Coverage Ratio	88.9	(2.8)	5.4	91.8	83.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	93.8	(0.6)	(0.8)	94.5	94.7
Claims for Special Attention	43.8	(8.7)	3.5	52.6	40.3
Claims against Special Attention Obligors	40.9	(11.8)	4.2	52.8	36.6

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	84.9	(2.4)	(1.4)	87.3	86.4
Claims for Special Attention	21.7	(4.0)	0.1	25.7	21.5
Claims against Special Attention Obligors	20.9	(4.8)	0.4	25.8	20.5

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	15.67	(0.74)	(0.69)	16.41	16.37
Claims against Watch Obligors excluding Special Attention Obligors	4.85	0.01	(0.28)	4.83	5.13
Claims against Normal Obligors	0.09	(0.01)	(0.03)	0.11	0.12

2-28

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

2-29

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRL)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
		Fiscal 2010		Fiscal 2011		Fiscal 2012
	Up to Fiscal 2009	As of September 30, 2010	As of March 31, 2011	As of September 30, 2011	As of March 31, 2012	As of September 30, 2012	As of March 31, 2013
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2012
Claims against Bankrupt and Substantially Bankrupt Obligors	2,781.6	213.8	174.7	125.9	90.9	79.0	36.5	2.8	28.8	68.2	(10.8)
Claims with Collection Risk	9,553.7	470.4	283.9	215.5	195.5	164.7	123.6	11.8	5.9	141.5	(23.2)
Amount Categorized as above up to Fiscal 2009	12,335.3	684.3	458.6	341.5	286.4	243.8	160.1	14.7	34.8	209.8	(34.0)
of which the amount which was in the process of being removed from the balance sheet	1,366.6	160.6	122.0	81.2	55.4	43.3	30.7	2.4	0.5	33.8	(9.5)
Claims against Bankrupt and Substantially Bankrupt Obligors		31.9	24.8	13.1	7.3	6.5	5.4	—	0.3	5.7	(0.8)
Claims with Collection Risk		140.6	86.7	59.6	52.9	39.6	34.8	0.6	0.1	35.6	(4.0)
Amount Newly Categorized as above during the First Half of Fiscal 2010		172.5	111.6	72.8	60.3	46.2	40.2	0.6	0.4	41.3	(4.8)
of which the amount which was in the process of being removed from the balance sheet		28.8	24.7	13.1	7.3	6.5	5.4	—	0.3	5.7	(0.8)
Claims against Bankrupt and Substantially Bankrupt Obligors			31.8	13.9	12.7	5.9	3.8	1.5	0.1	5.5	(0.4)
Claims with Collection Risk			182.5	110.3	81.1	72.3	37.5	22.1	3.0	62.7	(9.6)
Amount Newly Categorized as above during the Second Half of Fiscal 2010			214.4	124.3	93.8	78.3	41.3	23.7	3.1	68.2	(10.0)
of which the amount which was in the process of being removed from the balance sheet			30.5	13.8	8.8	5.9	3.8	—	0.1	3.9	(2.0)
Claims against Bankrupt and Substantially Bankrupt Obligors				22.7	13.9	11.6	7.3	—	0.1	7.4	(4.2)
Claims with Collection Risk				134.7	81.1	51.8	39.0	1.3	0.2	40.7	(11.1)
Amount Newly Categorized as above during the First Half of Fiscal 2011				157.4	95.1	63.5	46.3	1.3	0.4	48.2	(15.3)
of which the amount which was in the process of being removed from the balance sheet				22.7	11.1	8.1	6.3	—	0.1	6.4	(1.6)
Claims against Bankrupt and Substantially Bankrupt Obligors					32.0	23.7	4.2	16.2	0.2	20.7	(3.0)
Claims with Collection Risk					110.7	77.2	39.1	8.8	2.6	50.6	(26.5)
Amount Newly Categorized as above during the Second Half of Fiscal 2011					142.8	101.0	43.3	25.1	2.8	71.4	(29.6)
of which the amount which was in the process of being removed from the balance sheet					30.8	22.6	4.2	14.8	0.2	19.3	(3.2)
Claims against Bankrupt and Substantially Bankrupt Obligors						16.5	34.3	2.5	0.3	37.2	20.7
Claims with Collection Risk						121.6	45.5	12.1	4.8	62.4	(59.1)
Amount Newly Categorized as above during the First Half of Fiscal 2012						138.1	79.8	14.6	5.1	99.7	(38.4)
of which the amount which was in the process of being removed from the balance sheet						14.4	8.1	2.5	0.3	11.0	(3.3)
Claims against Bankrupt and Substantially Bankrupt Obligors							13.8	—	0.2	14.1	14.1
Claims with Collection Risk							45.4	112.6	1.4	159.5	159.5
Amount Newly Categorized as above during the Second Half of Fiscal 2012							59.3	112.6	1.6	173.6	173.6
of which the amount which was in the process of being removed from the balance sheet							13.8	—	0.2	14.1	14.1
Claims against Bankrupt and Substantially Bankrupt Obligors	—————	245.8	231.4	175.8	157.0	143.6	105.5	23.2	30.2	159.1	15.5
Claims with Collection Risk	—————	611.0	553.2	520.3	521.5	527.5	365.2	169.7	18.3	553.2	25.7
Total	—————	856.9	784.6	696.1	678.6	671.2	470.8	193.0	48.6	712.4	41.2
of which the amount which was in the process of being removed from the balance sheet		189.4	177.3	131.0	113.6	101.1	72.6	19.9	1.9	94.5	(6.5)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2013	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2009	12,335.3	209.8	12,125.5	98.2	98.5
First Half of Fiscal 2010	172.5	41.3	131.1	76.0	79.3
Second Half of Fiscal 2010	214.4	68.2	146.1	68.1	70.0
First Half of Fiscal 2011	157.4	48.2	109.2	69.3	73.4
Second Half of Fiscal 2011	142.8	71.4	71.4	49.9	63.5
First Half of Fiscal 2012	138.1	99.7	38.4	27.8	35.8
Second Half of Fiscal 2012	173.6	173.6	—————	—————	—————

Total	13,334.5	712.4	12,622.0	—————	—————

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

2-30

Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2012

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2012
	Up to Fiscal 2009	Fiscal 2010		Fiscal 2011		Fiscal 2012
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(16.6)	(2.0)	(0.8)	(0.6)	(0.6)	(0.0)	(20.9)
Restructuring	(4.1)	—	—	—	(1.3)	(1.2)	(6.7)
Improvement in Business Performance due to Restructuring	—	—	(0.0)	—	—	(0.0)	(0.0)
Loan Sales	(20.4)	(0.4)	(1.3)	(2.6)	(2.5)	(0.3)	(27.7)
Direct Write-off	28.5	1.8	(2.6)	(2.0)	3.0	(13.0)	15.6
Other	(21.4)	(4.1)	(5.1)	(9.8)	(28.1)	(23.8)	(92.5)
Debt recovery	(16.7)	(1.9)	(0.5)	(3.8)	(7.2)	(16.7)	(47.1)
Improvement in Business Performance	(4.7)	(2.1)	(4.6)	(5.9)	(20.9)	(7.0)	(45.4)

Total	(34.0)	(4.8)	(10.0)	(15.3)	(29.6)	(38.4)	(132.3)

Mizuho Bank

Liquidation	(8.7)	(2.0)	(0.8)	(0.6)	(0.6)	(0.0)	(13.0)
Restructuring	(4.1)	—	—	—	—	(1.2)	(5.3)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(11.4)	(0.4)	(0.9)	(0.6)	(0.7)	(0.3)	(14.5)
Direct Write-off	17.7	1.8	(0.8)	(0.0)	0.6	(3.8)	15.4
Other	(16.3)	(4.1)	(8.0)	(11.7)	(10.3)	(21.1)	(71.7)
Debt recovery	(12.1)	(2.0)	(3.6)	(5.8)	(4.2)	(14.3)	(42.1)
Improvement in Business Performance	(4.1)	(2.1)	(4.4)	(5.9)	(6.1)	(6.7)	(29.5)

Total	(22.8)	(4.8)	(10.7)	(13.1)	(11.1)	(26.5)	(89.3)

Mizuho Corporate Bank

Liquidation	(7.7)	—	—	—	—	—	(7.7)
Restructuring	(0.0)	—	—	—	(1.3)	—	(1.3)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(5.8)	—	(0.1)	(2.0)	(1.7)	—	(9.8)
Direct Write-off	7.5	—	(2.0)	(2.0)	2.4	(9.1)	(3.3)
Other	(5.4)	0.0	3.2	2.0	(16.1)	(2.1)	(18.4)
Debt recovery	(4.9)	0.0	3.2	2.0	(2.9)	(2.1)	(4.6)
Improvement in Business Performance	(0.5)	—	—	—	(13.2)	—	(13.7)

Total	(11.5)	0.0	0.9	(2.0)	(16.8)	(11.2)	(40.6)

Mizuho Trust & Banking (Banking Account + Trust Account)

Liquidation	(0.0)	—	—	—	—	—	(0.0)
Restructuring	(0.0)	—	—	—	—	—	(0.0)
Improvement in Business Performance due to Restructuring	—	—	(0.0)	—	—	(0.0)	(0.0)
Loan Sales	(3.1)	—	(0.2)	—	—	—	(3.4)
Direct Write-off	3.2	—	0.2	(0.0)	—	—	3.5
Other	0.3	(0.0)	(0.3)	(0.1)	(1.5)	(0.5)	(2.3)
Debt recovery	0.3	(0.0)	(0.1)	(0.0)	(0.0)	(0.2)	(0.2)
Improvement in Business Performance	(0.0)	(0.0)	(0.1)	(0.0)	(1.5)	(0.2)	(2.1)

Total	0.3	(0.0)	(0.3)	(0.1)	(1.5)	(0.6)	(2.4)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet Aggregated Figures of the 3 Banks (Banking Account + Trust Account)
	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S since the Second Half of Fiscal 2001
	Up to First Half of Fiscal 2010*	In Second Half of Fiscal 2010	In First Half of Fiscal 2011	In Second Half of Fiscal 2011	In First Half of Fiscal 2012	In Second Half of Fiscal 2012
Liquidation	(1,690.4)	(52.2)	(17.9)	(48.4)	(13.4)	(20.9)	(1,843.4)
Restructuring	(1,877.9)	(76.2)	(11.9)	(11.0)	(0.4)	(6.7)	(1,984.2)
Improvement in Business Performance due to Restructuring	(184.9)	(0.1)	(6.5)	(0.0)	(0.3)	(0.0)	(191.9)
Loan Sales	(4,516.2)	(43.1)	(9.2)	(16.1)	(44.1)	(27.7)	(4,656.6)
Direct Write-off	3,465.4	78.8	18.1	53.4	32.2	15.6	3,663.9
Other	(6,846.7)	(193.8)	(218.6)	(138.2)	(119.5)	(92.5)	(7,609.5)
Debt recovery	—————	(161.8)	(76.2)	(48.8)	(65.1)	(47.1)	—————
Improvement in Business Performance	—————	(32.0)	(142.3)	(89.4)	(54.3)	(45.4)	—————

Total	(11,651.1)	(286.6)	(245.9)	(160.3)	(145.6)	(132.3)	(12,622.0)

*	From the Second Half of Fiscal 2001 to the First Half of Fiscal 2010.

2-31

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2012		Change from March 31, 2012		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,737.5	1,115.0	1,564.4	93.0	743.5	105.0	55,173.1	1,021.9	55,993.9	1,009.9
Manufacturing	7,667.2	291.2	313.0	51.1	514.4	32.5	7,354.1	240.1	7,152.7	258.7
Agriculture & Forestry	34.9	0.3	3.4	(0.2)	2.2	0.2	31.4	0.5	32.7	0.0
Fishery	2.1	0.4	0.0	—	0.0	0.4	2.0	0.4	2.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	216.0	0.0	45.3	0.0	71.5	0.0	170.7	—	144.5	—
Construction	812.1	35.4	(20.1)	(1.0)	(53.3)	0.8	832.2	36.5	865.5	34.6
Utilities	2,128.1	4.5	178.4	0.4	224.3	0.5	1,949.7	4.0	1,903.7	3.9
Communication	988.0	19.8	85.7	(1.6)	89.7	(5.7)	902.3	21.5	898.2	25.6
Transportation & Postal Industry	2,628.8	105.7	(61.9)	39.2	(151.9)	62.4	2,690.8	66.5	2,780.7	43.3
Wholesale & Retail	4,838.0	150.8	(74.7)	(12.7)	38.0	(23.8)	4,912.7	163.6	4,799.9	174.7
Finance & Insurance	6,239.5	13.8	49.7	3.3	(222.6)	2.1	6,189.7	10.4	6,462.1	11.6
Real Estate	6,612.9	186.4	197.9	38.3	264.5	42.0	6,414.9	148.0	6,348.3	144.4
Commodity Lease	1,562.2	2.2	10.9	(0.2)	16.2	(0.0)	1,551.3	2.5	1,546.0	2.2
Service Industries	2,408.7	84.6	(72.7)	(15.6)	(17.7)	(27.8)	2,481.4	100.2	2,426.5	112.5
Local Governments	1,225.2	2.9	(30.1)	(0.0)	(50.0)	(0.0)	1,255.4	2.9	1,275.2	2.9
Governments	5,589.8	—	756.4	—	(9.6)	—	4,833.3	—	5,599.4	—
Other	13,783.2	216.2	182.9	(7.8)	27.6	21.2	13,600.3	224.1	13,755.6	195.0
Overseas Total (including Loans Booked Offshore)	11,434.2	120.0	2,298.3	53.6	2,740.4	43.5	9,135.8	66.3	8,693.7	76.5
Governments	347.6	—	15.5	—	(8.7)	—	332.0	—	356.4	—
Financial Institutions	4,103.0	—	842.0	(9.2)	1,053.5	(0.0)	3,261.0	9.2	3,049.4	0.0
Other	6,983.5	120.0	1,440.7	62.9	1,695.6	43.5	5,542.7	57.1	5,287.8	76.5

Total	68,171.7	1,235.0	3,862.7	146.7	3,484.0	148.5	64,308.9	1,088.3	64,687.7	1,086.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2013:	¥646.9 billion (from MHBK ¥600.0 billion; from MHCB ¥46.9 billion)
As of September 30, 2012:	¥568.8 billion (from MHBK ¥530.0 billion; from MHCB ¥38.8 billion)
As of March 31, 2012:	¥741.0 billion (from MHBK ¥700.0 billion; from MHCB ¥41.0 billion)
*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

2-32

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2012		Change from March 31, 2012		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	32,274.2	777.4	771.6	(21.1)	(266.6)	(2.0)	31,502.6	798.5	32,540.8	779.4
Manufacturing	2,820.1	151.1	(11.8)	(21.4)	37.8	(15.7)	2,831.9	172.6	2,782.2	166.8
Agriculture & Forestry	34.6	0.3	3.5	(0.2)	2.3	0.2	31.1	0.5	32.3	0.0
Fishery	2.1	0.4	0.0	—	0.0	0.4	2.0	0.4	2.0	0.0
Mining, Quarrying Industry & Gravel Extraction Industry	5.4	0.0	0.2	0.0	0.5	0.0	5.1	—	4.9	—
Construction	468.3	26.8	(3.0)	0.9	(28.3)	0.2	471.3	25.8	496.6	26.5
Utilities	60.9	0.0	4.1	0.0	2.2	0.0	56.8	—	58.6	0.0
Communication	298.8	18.9	(3.6)	(1.6)	(18.3)	(4.9)	302.5	20.6	317.2	23.9
Transportation & Postal Industry	1,047.6	102.4	(34.4)	39.3	(25.4)	61.0	1,082.1	63.1	1,073.1	41.4
Wholesale & Retail	3,551.1	147.9	28.8	(12.6)	53.4	(24.0)	3,522.3	160.6	3,497.7	171.9
Finance & Insurance	1,795.2	13.8	37.8	3.3	(170.4)	2.1	1,757.3	10.4	1,965.7	11.6
Real Estate	3,155.9	94.1	(12.3)	2.2	34.2	5.1	3,168.3	91.9	3,121.6	89.0
Commodity Lease	184.1	2.2	2.9	(0.2)	3.0	(0.0)	181.2	2.5	181.0	2.2
Service Industries	1,846.2	83.0	(44.3)	(14.9)	25.2	(14.0)	1,890.6	97.9	1,821.0	97.0
Local Governments	1,077.2	—	(24.6)	—	(37.3)	—	1,101.8	—	1,114.5	—
Governments	4,214.5	—	695.4	—	(291.9)	—	3,519.0	—	4,506.5	—
Other	11,711.4	135.9	132.9	(15.7)	146.2	(12.5)	11,578.4	151.7	11,565.2	148.5
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—	—	—	—	—
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—

Total	32,274.2	777.4	771.6	(21.1)	(266.6)	(2.0)	31,502.6	798.5	32,540.8	779.4

Mizuho Corporate Bank
Domestic Total (excluding Loans Booked Offshore)	19,759.8	308.2	450.0	113.8	388.8	116.8	19,309.8	194.4	19,370.9	191.4
Manufacturing	4,291.9	134.7	300.6	69.9	450.4	49.5	3,991.2	64.7	3,841.5	85.1
Agriculture & Forestry	0.2	—	—	—	(0.0)	—	0.2	—	0.3	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	207.4	—	45.1	—	71.4	—	162.3	—	135.9	—
Construction	287.6	8.5	(12.5)	(2.0)	(17.0)	0.4	300.2	10.5	304.7	8.0
Utilities	1,828.8	4.4	131.5	0.3	173.6	0.5	1,697.3	4.0	1,655.2	3.8
Communication	625.0	0.4	93.4	(0.0)	113.7	(0.6)	531.6	0.4	511.2	1.1
Transportation & Postal Industry	1,365.8	3.2	(28.4)	(0.0)	(130.5)	1.3	1,394.2	3.2	1,496.3	1.8
Wholesale & Retail	1,124.6	1.9	(61.9)	(0.0)	1.2	(0.0)	1,186.6	1.9	1,123.4	2.0
Finance & Insurance	3,927.6	—	(68.8)	—	(256.7)	—	3,996.5	—	4,184.4	—
Real Estate	2,400.6	78.1	186.2	37.2	200.2	39.7	2,214.3	40.9	2,200.3	38.3
Commodity Lease	1,161.5	—	(3.6)	—	4.8	—	1,165.2	—	1,156.7	—
Service Industries	492.4	1.2	(27.5)	(0.0)	(35.8)	(8.8)	520.0	1.3	528.2	10.1
Local Governments	119.6	—	(4.1)	—	(5.3)	—	123.7	—	125.0	—
Governments	775.4	—	(138.9)	—	(41.4)	—	914.4	—	816.9	—
Other	1,150.6	75.5	39.1	8.3	(139.5)	34.7	1,111.4	67.1	1,290.1	40.7
Overseas Total (including Loans Booked Offshore)	11,427.9	120.0	2,297.4	53.6	2,740.1	43.5	9,130.5	66.3	8,687.8	76.5
Governments	347.0	—	15.5	—	(8.7)	—	331.5	—	355.8	—
Financial Institutions	4,103.0	—	842.0	(9.2)	1,053.5	(0.0)	3,261.0	9.2	3,049.4	0.0
Other	6,977.8	120.0	1,439.9	62.9	1,695.2	43.5	5,537.9	57.1	5,282.6	76.5

Total	31,187.8	428.3	2,747.4	167.5	3,129.0	160.3	28,440.3	260.8	28,058.8	267.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,703.4	29.3	342.7	0.3	621.2	(9.7)	4,360.6	28.9	4,082.1	39.1
Manufacturing	555.1	5.4	24.1	2.6	26.1	(1.1)	530.9	2.7	528.9	6.6
Agriculture & Forestry	0.0	—	(0.0)	—	(0.0)	—	0.0	—	0.0	—
Fishery	—	—	—	—	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	3.1	—	(0.0)	—	(0.5)	—	3.1	—	3.6	—
Construction	56.1	0.1	(4.5)	(0.0)	(7.9)	0.1	60.6	0.1	64.1	0.0
Utilities	238.2	—	42.7	—	48.4	—	195.4	—	189.7	—
Communication	64.1	0.4	(4.0)	(0.0)	(5.5)	(0.1)	68.2	0.4	69.7	0.5
Transportation & Postal Industry	215.3	0.0	0.9	(0.0)	4.1	(0.0)	214.4	0.0	211.1	0.0
Wholesale & Retail	162.2	1.0	(41.5)	(0.0)	(16.5)	0.2	203.7	1.0	178.8	0.7
Finance & Insurance	516.6	—	80.7	—	204.6	—	435.8	—	312.0	—
Real Estate	1,056.3	14.1	24.0	(1.0)	30.0	(2.8)	1,032.2	15.2	1,026.2	17.0
Commodity Lease	216.5	—	11.6	—	8.2	—	204.8	—	208.2	—
Service Industries	70.0	0.3	(0.7)	(0.6)	(7.2)	(5.0)	70.7	0.9	77.2	5.4
Local Governments	28.4	2.9	(1.3)	(0.0)	(7.3)	(0.0)	29.8	2.9	35.7	2.9
Governments	599.8	—	200.0	—	323.8	—	399.8	—	275.9	—
Other	921.2	4.7	10.7	(0.4)	20.9	(0.9)	910.4	5.2	900.2	5.7
Overseas Total (including Loans Booked Offshore)	6.2	—	0.8	—	0.3	—	5.3	—	5.8	—
Governments	0.5	—	0.0	—	(0.0)	—	0.5	—	0.6	—
Financial Institutions	—	—	—	—	—	—	—	—	—	—
Other	5.6	—	0.8	—	0.3	—	4.7	—	5.2	—

Total	4,709.6	29.3	343.6	0.3	621.6	(9.7)	4,365.9	28.9	4,088.0	39.1

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
			Change from September 30, 2012		Change from March 31, 2012
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,161.6	75.4	87.6	1.6	98.4	2.5	1,073.9	73.8	1,063.2	72.9
Manufacturing	296.5	72.9	49.6	7.1	31.8	8.9	246.8	65.7	264.6	63.9
Agriculture & Forestry	0.3	40.4	(0.0)	0.3	0.2	(34.9)	0.4	40.0	0.0	75.3
Fishery	0.4	29.1	—	(1.5)	0.3	(70.8)	0.4	30.7	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	0.0	—	0.0	—	0.0	100.0	0.0	100.0
Construction	35.6	74.9	(0.6)	4.0	0.6	3.2	36.2	70.8	35.0	71.6
Utilities	4.5	53.8	0.4	(3.2)	0.5	(5.3)	4.0	57.0	3.9	59.1
Communication	20.1	57.1	(1.6)	(4.5)	(5.8)	(6.5)	21.8	61.6	26.0	63.6
Transportation & Postal Industry	106.0	73.3	39.5	(8.4)	62.5	(8.5)	66.5	81.8	43.4	81.9
Wholesale & Retail	158.8	61.5	(12.3)	(0.2)	(24.0)	(1.1)	171.1	61.7	182.8	62.7
Finance & Insurance	13.8	19.6	3.3	(8.4)	2.0	(11.3)	10.4	28.1	11.7	31.0
Real Estate	186.7	90.7	21.0	2.4	42.1	5.7	165.6	88.3	144.6	84.9
Commodity Lease	2.2	72.1	(0.2)	1.3	(0.0)	(9.7)	2.5	70.7	2.2	81.8
Service Industries	85.0	66.9	(9.6)	2.4	(30.4)	5.1	94.6	64.5	115.4	61.8
Local Governments	31.2	100.0	0.5	—	0.5	—	30.7	100.0	30.7	100.0
Other	220.0	82.7	(2.4)	(0.8)	17.8	(6.9)	222.4	83.6	202.2	89.6
Overseas Total (including Loans Booked Offshore)	131.6	62.4	55.5	11.9	29.2	2.7	76.1	50.5	102.4	59.6
Governments	—	—	—	—	—	—	—	—	—	—
Financial Institutions	—	—	(9.2)	(62.6)	(0.0)	(99.9)	9.2	62.6	0.0	99.9
Other	131.6	62.4	64.7	13.5	29.2	2.7	66.8	48.8	102.4	59.6

Total	1,293.3	74.1	143.1	1.8	127.7	2.3	1,150.1	72.3	1,165.6	71.7

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Housing and Consumer Loans	12,186.5	129.1	90.5	12,057.3	12,095.9
Housing Loans for owner’s residential housing	10,497.0	160.2	158.8	10,336.8	10,338.1

Mizuho Bank

Housing and Consumer Loans	11,992.2	143.1	119.5	11,849.1	11,872.7
Housing Loans	11,034.6	123.1	81.7	10,911.5	10,952.8
for owner’s residential housing	10,326.0	171.9	183.1	10,154.0	10,142.9
Consumer loans	957.5	19.9	37.7	937.6	919.8

Mizuho Corporate Bank

Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	194.2	(13.9)	(28.9)	208.2	223.1
Housing Loans for owner’s residential housing	171.0	(11.7)	(24.2)	182.7	195.2
* Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.3	(0.8)	(0.4)	57.1	56.8
Loans to SMEs and Individual Customers	31,963.2	425.7	155.4	31,537.5	31,807.7

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	70.2	(1.5)	1.1	71.8	69.1
Loans to SMEs and Individual Customers	22,683.6	51.3	181.7	22,632.3	22,501.8

Mizuho Corporate Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	36.2	1.1	(1.0)	35.1	37.3
Loans to SMEs and Individual Customers	7,165.5	380.0	(69.4)	6,785.4	7,234.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	44.9	(3.6)	(5.7)	48.6	50.7
Loans to SMEs and Individual Customers	2,114.0	(5.6)	43.1	2,119.7	2,070.9

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Loan amount	6.7	6.7	6.7	0.0	0.0
Number of Restructuring Countries*	4	1	1	3	3

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2013						As of September 30, 2012		As of March 31, 2012
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2012		Change from March 31, 2012		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	3,950.4	29.1	655.7	1.1	855.5	6.9	3,294.6	27.9	3,094.8	22.1
Hong Kong	811.5	4.9	114.2	0.0	142.1	3.9	697.2	4.8	669.4	0.9
South Korea	539.2	1.4	54.8	0.0	82.4	(0.0)	484.3	1.4	456.7	1.5
Singapore	611.3	11.9	102.3	0.5	176.8	8.0	508.9	11.4	434.5	3.9
Thailand	584.6	0.8	108.0	(0.1)	149.1	(4.8)	476.6	1.0	435.5	5.7
Central and South America	3,232.7	169.9	413.0	79.2	346.3	116.7	2,819.7	90.7	2,886.4	53.2
North America	3,341.2	4.2	721.1	2.6	834.9	1.5	2,620.0	1.5	2,506.2	2.7
Eastern Europe	24.6	0.4	5.6	(0.2)	3.7	0.4	18.9	0.6	20.8	—
Western Europe	2,587.0	49.9	399.0	7.6	296.3	2.3	2,188.0	42.3	2,290.6	47.5
Other	1,262.5	11.3	342.9	1.1	354.3	2.8	919.5	10.1	908.1	8.4
Total	14,398.5	265.0	2,537.4	91.5	2,691.2	130.9	11,861.0	173.4	11,707.2	134.0

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2013 to March 31, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,901.8
Income before Income Taxes	2	3,187.7
Tax Adjustments *1	3	401.3
Taxable Income before Current Deductible Temporary Differences *2	4	3,589.1

Effective Statutory Tax Rate	5	35.54%~38.01%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,315.1

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2013.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2008	375.3
Fiscal 2009	208.3
Fiscal 2010	313.7
Fiscal 2011	491.9
Fiscal 2012 (estimate)	107.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
			Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	7	251.5	19.9	10.9	231.6	240.6
Impairment of Securities	8	705.2	(243.3)	(174.5)	948.5	879.7
Net Unrealized Losses on Other Securities	9	34.6	(48.8)	(68.4)	83.5	103.1
Reserve for Employee Retirement Benefits	10	13.8	0.7	1.3	13.0	12.4
Net Deferred Hedge Losses	11	1.0	(1.9)	(7.6)	3.0	8.6
Tax Losses Carried Forward	12	—	—	—	—	—
Other	13	290.9	(18.0)	(27.3)	308.9	318.2
Total Deferred Tax Assets	14	1,297.2	(291.5)	(265.6)	1,588.8	1,562.9

Valuation Allowance	15	(724.1)	173.3	212.5	(897.5)	(936.7)
Sub-Total [ 14 + 15 ]	16	573.1	(118.2)	(53.0)	691.3	626.1

Amount related to Retirement Benefits Accounting *1	17	(130.4)	4.5	8.4	(135.0)	(138.9)
Net Unrealized Gains on Other Securities	18	(291.2)	(245.1)	(232.5)	(46.0)	(58.7)
Net Deferred Hedge Gains	19	(66.1)	33.1	20.1	(99.3)	(86.3)
Other	20	(40.6)	(0.7)	3.3	(39.9)	(44.0)
Total Deferred Tax Liabilities	21	(528.6)	(208.2)	(200.5)	(320.4)	(328.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	44.4	(326.4)	(253.6)	370.8	298.0
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(292.0)	(262.7)	(247.8)	(29.3)	(44.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(65.1)	31.1	12.5	(96.3)	(77.7)
Tax effects related to others	25	401.6	(94.8)	(18.3)	496.5	420.0

*1	Amount related to Retirement Benefits Accounting includes ¥(93.4) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated	(Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Net Deferred Tax Assets	111.0	(309.3)	(229.6)	420.4	340.7

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-37

Mizuho Financial Group, Inc.

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2013 to March 31, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	1,262.3
Income before Income Taxes	2	907.3
Tax Adjustments *1	3	221.2
Taxable Income before Current Deductible Temporary Differences *2	4	1,128.5
Effective Statutory Tax Rate	5	37.92%/35.54%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	414.7

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	128.9
Fiscal 2009	94.8
Fiscal 2010	115.8
Fiscal 2011	137.9
Fiscal 2012 (estimate)	21.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

	(Billions of yen)
	As of March 31, 2013				As of September 30, 2012	As of March 31, 2012
			Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	7	123.7	(19.3)	(30.8)	143.1	154.6
Impairment of Securities	8	171.7	(85.8)	(60.7)	257.5	232.4
Net Unrealized Losses on Other Securities	9	16.4	1.9	(13.4)	14.4	29.9
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	0.4	(1.5)	(5.9)	2.0	6.4
Tax Losses Carried Forward	12	—	—	—	—	—
Other	13	178.1	(2.3)	1.7	180.5	176.4
Total Deferred Tax Assets	14	490.5	(107.2)	(109.3)	597.7	599.9

Valuation Allowance	15	(173.8)	76.0	76.6	(249.8)	(250.4)
Sub-Total [ 14 + 15 ]	16	316.7	(31.1)	(32.7)	347.8	349.4

Amount related to Retirement Benefits Accounting *1	17	(80.5)	3.4	6.0	(83.9)	(86.5)
Net Unrealized Gains on Other Securities	18	(78.2)	(57.8)	(67.5)	(20.3)	(10.6)
Net Deferred Hedge Gains	19	—	—	—	—	—
Other	20	(29.0)	(0.2)	0.3	(28.8)	(29.4)
Total Deferred Tax Liabilities	21	(187.7)	(54.6)	(61.1)	(133.1)	(126.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	128.9	(85.7)	(93.8)	214.6	222.7
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(78.2)	(57.8)	(67.5)	(20.3)	(10.6)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.4	(1.5)	(5.9)	2.0	6.4
Tax effects related to others	25	206.6	(26.3)	(20.3)	233.0	227.0

*1	Amount related to Retirement Benefits Accounting includes ¥(64.9) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,262.3 billion [1]

Income before Income Taxes: ¥907.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥1,128.5 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥490.5 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥173.8 billion [15] was provided. After deducting Deferred Tax Liabilities of ¥187.7 billion [21] from the balance, Net Deferred Tax Assets of ¥128.9 billion [22] was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-38

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2013 to March 31, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	2,359.6
Income before Income Taxes	2	2,049.3
Tax Adjustments *1	3	173.3
Taxable Income before Current Deductible Temporary Differences *2	4	2,222.6

Effective Statutory Tax Rate	5	38.01%/35.64%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	813.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	236.1
Fiscal 2009	96.8
Fiscal 2010	177.8
Fiscal 2011	323.1
Fiscal 2012 (estimate)	60.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
			Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	7	122.4	41.1	43.9	81.3	78.5
Impairment of Securities	8	482.1	(153.7)	(113.2)	635.9	595.4
Net Unrealized Losses on Other Securities	9	17.1	(48.3)	(52.6)	65.4	69.7
Reserve for Employee Retirement Benefits	10	—	—	—	—	—
Net Deferred Hedge Losses	11	—	—	—	—	—
Tax Losses Carried Forward	12	—	—	—	—	—
Other	13	100.3	(16.1)	(28.7)	116.5	129.1
Total Deferred Tax Assets	14	722.1	(177.1)	(150.7)	899.2	872.8

Valuation Allowance	15	(491.3)	91.0	130.1	(582.3)	(621.5)
Sub-Total [ 14 + 15 ]	16	230.7	(86.1)	(20.6)	316.9	251.3

Amount related to Retirement Benefits Accounting *1	17	(44.6)	1.1	2.4	(45.7)	(47.0)
Net Unrealized Gains on Other Securities	18	(195.2)	(174.2)	(153.9)	(20.9)	(41.3)
Net Deferred Hedge Gains	19	(66.1)	33.1	20.1	(99.3)	(86.3)
Other	20	(11.2)	(0.3)	2.9	(10.8)	(14.1)
Total Deferred Tax Liabilities	21	(317.2)	(140.3)	(128.3)	(176.9)	(188.8)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(86.5)	(226.4)	(148.9)	139.9	62.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(196.0)	(191.3)	(168.3)	(4.7)	(27.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(66.1)	33.1	20.1	(99.3)	(86.3)
Tax effects related to others	25	175.7	(68.3)	(0.8)	244.0	176.5

*1	Amount related to Retirement Benefits Accounting includes ¥(23.1) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥2,359.6 billion [1]

Income before Income Taxes: ¥2,049.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥2,222.6 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥722.1 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥491.3 billion [15] was provided. After deducting Deferred Tax Liabilities of ¥317.2 billion [21] from the balance, Net Deferred Tax Liabilities of ¥86.5 billion [22] was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-39

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2013 to March 31, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	279.9
Income before Income Taxes	2	231.1
Tax Adjustments *1	3	6.8
Taxable Income before Current Deductible Temporary Differences *2	4	237.9
Effective Statutory Tax Rate	5	38.00%/35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	86.8

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2008	10.3
Fiscal 2009	16.7
Fiscal 2010	20.1
Fiscal 2011	30.8
Fiscal 2012 (estimate)	26.0

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
2.	Figure for Fiscal 2012 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
			Change from September 30, 2012	Change from March 31, 2012
Reserves for Possible Losses on Loans	7	5.3	(1.8)	(2.1)	7.1	7.4
Impairment of Securities	8	51.3	(3.6)	(0.4)	55.0	51.8
Net Unrealized Losses on Other Securities	9	1.1	(2.4)	(2.3)	3.5	3.4
Reserve for Employee Retirement Benefits	10	13.8	0.7	1.3	13.0	12.4
Net Deferred Hedge Losses	11	0.6	(0.3)	(1.6)	0.9	2.2
Tax Losses Carried Forward	12	—	—	—	—	—
Other	13	12.3	0.4	(0.2)	11.8	12.5
Total Deferred Tax Assets	14	84.6	(7.1)	(5.4)	91.7	90.0

Valuation Allowance	15	(58.9)	6.2	5.7	(65.2)	(64.7)
Sub-Total [ 14 + 15 ]	16	25.6	(0.8)	0.2	26.5	25.3

Amount related to Retirement Benefits Accounting *1	17	(5.3)	—	—	(5.3)	(5.3)
Net Unrealized Gains on Other Securities	18	(17.8)	(13.1)	(11.0)	(4.7)	(6.7)
Net Deferred Hedge Gains	19	—	—	—	—	—
Other	20	(0.4)	(0.1)	0.0	(0.3)	(0.4)
Total Deferred Tax Liabilities	21	(23.6)	(13.2)	(11.0)	(10.3)	(12.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	2.0	(14.1)	(10.7)	16.1	12.8
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(17.8)	(13.6)	(11.9)	(4.2)	(5.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.6	(0.3)	(1.6)	0.9	2.2
Tax effects related to others	25	19.2	(0.1)	2.8	19.4	16.3

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66). Period for future taxable income considered in the assessment is five years.

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥279.9 billion [1]

Income before Income Taxes: ¥231.1 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥237.9 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥84.6 billion [14]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥58.9 billion [15] was provided. After deducting Deferred Tax Liabilities of ¥23.6 billion [21] from the balance, Net Deferred Tax Assets of ¥2.0 billion [22] was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-40

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Deposits	74,453.0	3,106.5	3,462.4	71,346.4	70,990.6
Individual Deposits	37,782.8	475.8	771.8	37,307.0	37,011.0
Corporate Deposits	31,433.6	1,896.5	1,924.9	29,537.1	29,508.6
Financial/Government Institutions	5,236.5	734.2	765.6	4,502.3	4,470.9

Mizuho Bank

Deposits	59,920.5	2,230.9	2,216.3	57,689.6	57,704.1
Individual Deposits	36,404.8	506.0	866.8	35,898.7	35,538.0
Corporate Deposits	20,796.4	1,281.2	1,284.2	19,515.2	19,512.2
Financial/Government Institutions	2,719.2	443.6	65.2	2,275.6	2,653.9

Mizuho Corporate Bank

Deposits	12,573.3	1,044.8	1,380.1	11,528.4	11,193.1
Individual Deposits	28.8	22.0	24.4	6.8	4.3
Corporate Deposits	10,088.5	662.6	632.8	9,425.9	9,455.6
Financial/Government Institutions	2,455.9	360.2	722.8	2,095.7	1,733.1

Mizuho Trust & Banking

Deposits	1,959.1	(169.2)	(134.1)	2,128.3	2,093.3
Individual Deposits	1,349.1	(52.2)	(119.4)	1,401.4	1,468.6
Corporate Deposits	548.6	(47.3)	7.8	595.9	540.8
Financial/Government Institutions	61.3	(69.6)	(22.4)	130.9	83.8

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

2-41

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregated Figures of Mizuho Financial Group, Inc. and the 3 Banks

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Members of the Board of Directors and Auditors	32	(1)	(6)	33	38
Executive Officers (excluding those doubling as directors)	91	(3)	(4)	94	95
Employees (excluding Executive Officers)	30,742	(719)	(641)	31,461	31,383
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	11	—	5	11	6
Employees (excluding Executive Officers)	1,061	(4)	462	1,065	599

Non-Consolidated

Mizuho Bank

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Members of the Board of Directors and Auditors	8	(1)	(2)	9	10
Executive Officers (excluding those doubling as directors)	53	(2)	19	55	34
Employees (excluding Executive Officers)	18,301	(589)	(858)	18,890	19,159

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	9	—	(1)	9	10
Executive Officers (excluding those doubling as directors)	53	—	13	53	40
Employees (excluding Executive Officers)	8,263	(78)	(187)	8,341	8,450

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	9	—	—	9	9
Executive Officers (excluding those doubling as directors)	25	(1)	4	26	21
Employees (excluding Executive Officers)	3,117	(48)	(58)	3,165	3,175

2-42

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2013			As of September 30, 2012	As of March 31, 2012
		Change from September 30, 2012	Change from March 31, 2012
Head Offices and Domestic Branches	453	1	3	452	450
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	55	1	4	54	51
Overseas Sub-Branches	11	1	—	10	11
Overseas Representative Offices	6	(1)	—	7	6

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (41), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	399	1	3	398	396
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	39	1	2	38	37
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*  Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (17), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	1	—	10	11
Overseas Representative Offices	6	(1)	—	7	6
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (24).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	—	36	36
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	16	—	2	16	14
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

2-43

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2013

Consolidated

	(Billions of yen)
	First Half	Fiscal 2013
Ordinary Profits	340.0	740.0
Net Income	250.0	500.0

Non-Consolidated

New Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2013
	Aggregated Figures of 2 Banks	MHBK *1	MHTB *2
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	710.0	660.0	50.0
Ordinary Profits	595.0	555.0	40.0
Net Income	450.0	415.0	35.0
Credit-related Costs	(100.0)	(95.0)	(5.0)

*1	Figures of MHBK represent the figures of new MHBK after the merger of MHBK and MHCB.
*2	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-44

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥4,817,867	¥3,076,523	¥1,741,343
Call Loans	9,890,000	8,640,000	1,250,000
Guarantee Deposits Paid under Securities Borrowing Transactions	202,893	705,783	(502,890)
Other Debt Purchased	540,487	764,040	(223,552)
Trading Assets	897,689	1,106,364	(208,675)
Money Held in Trust	—	965	(965)
Securities	25,609,616	25,199,189	410,427
Loans and Bills Discounted	32,274,275	32,540,885	(266,610)
Foreign Exchange Assets	116,627	109,477	7,150
Other Assets	1,413,026	2,017,217	(604,191)
Tangible Fixed Assets	714,978	735,924	(20,946)
Intangible Fixed Assets	230,457	221,406	9,051
Deferred Tax Assets	128,906	222,795	(93,888)
Customers’ Liabilities for Acceptances and Guarantees	1,016,109	959,117	56,992
Reserves for Possible Losses on Loans	(295,863)	(344,674)	48,811
Reserve for Possible Losses on Investments	(12)	(1)	(10)

Total Assets	¥77,557,060	¥75,955,014	¥1,602,045

Liabilities
Deposits	¥59,933,897	¥57,744,476	¥2,189,420
Negotiable Certificates of Deposit	1,359,520	1,267,290	92,230
Call Money	1,665,700	1,193,800	471,900
Payables under Repurchase Agreements	4,999	—	4,999
Guarantee Deposits Received under Securities Lending Transactions	3,423,408	2,410,375	1,013,033
Trading Liabilities	212,103	275,934	(63,830)
Borrowed Money	4,810,868	6,753,601	(1,942,733)
Foreign Exchange Liabilities	14,163	12,397	1,766
Bonds and Notes	805,400	738,200	67,200
Other Liabilities	1,587,915	2,266,795	(678,879)
Reserve for Bonus Payments	8,845	8,948	(103)
Reserve for Reimbursement of Deposits	15,366	14,612	754
Reserve for Reimbursement of Debentures	35,417	20,193	15,224
Deferred Tax Liabilities for Revaluation Reserve for Land	65,768	66,381	(612)
Acceptances and Guarantees	1,016,109	959,117	56,992

Total Liabilities	74,959,485	73,732,123	1,227,361

Net Assets
Common Stock and Preferred Stock	700,000	700,000	—
Capital Surplus	1,057,242	1,057,242	—
Capital Reserve	490,707	490,707	—
Other Capital Surplus	566,535	566,535	—
Retained Earnings	516,515	371,745	144,769
Appropriated Reserve	19,493	1,332	18,161
Other Retained Earnings	497,021	370,413	126,608
Retained Earnings Brought Forward	497,021	370,413	126,608

Total Shareholders’ Equity	2,273,758	2,128,988	144,769

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	209,629	(10,556)	220,185
Net Deferred Hedge Gains (Losses), net of Taxes	(781)	(11,621)	10,840
Revaluation Reserve for Land, net of Taxes	114,969	116,081	(1,111)

Total Valuation and Translation Adjustments	323,817	93,903	229,914

Total Net Assets	2,597,575	2,222,891	374,684

Total Liabilities and Net Assets	¥77,557,060	¥75,955,014	¥1,602,045

2-45

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2013 (A)	For the fiscal year ended March 31, 2012 (B)	Change (A) - (B)
Ordinary Income	¥1,107,071	¥1,068,214	¥38,856
Interest Income	598,016	634,488	(36,471)
Interest on Loans and Bills Discounted	419,514	444,381	(24,867)
Interest and Dividends on Securities	113,263	117,172	(3,909)
Fee and Commission Income	222,588	203,465	19,123
Trading Income	5,207	23,337	(18,129)
Other Operating Income	161,043	98,743	62,300
Other Ordinary Income	120,213	108,179	12,034

Ordinary Expenses	831,873	876,840	(44,966)
Interest Expenses	84,193	89,116	(4,923)
Interest on Deposits	30,676	35,658	(4,981)
Interest on Debentures	—	384	(384)
Fee and Commission Expenses	57,275	55,720	1,555
Trading Expenses	1,853	675	1,177
Other Operating Expenses	16,060	15,853	207
General and Administrative Expenses	566,279	603,972	(37,692)
Other Ordinary Expenses	106,210	111,501	(5,290)

Ordinary Profits	275,197	191,374	83,823

Extraordinary Gains	90	101	(10)

Extraordinary Losses	12,088	36,670	(24,581)

Income before Income Taxes	263,198	154,805	108,393
Income Taxes:
Current	8,980	436	8,543
Deferred	19,713	24,213	(4,500)

Net Income	¥234,505	¥130,155	¥104,350

2-46

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock				Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus		Retained Earnings Brought Forward
Balance as of April 1, 2012	¥700,000	¥490,707	¥566,535	¥1,057,242	¥1,332	¥370,413	¥371,745	—	¥2,128,988	¥(10,556)	¥(11,621)	¥116,081	¥93,903	¥2,222,891

Changes during the fiscal year
Cash Dividends	—	—	—	—	18,161	(108,967)	(90,806)	—	(90,806)	—	—	—	—	(90,806)
Net Income	—	—	—	—	—	234,505	234,505	—	234,505	—	—	—	—	234,505
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	1,070	1,070	—	1,070	—	—	—	—	1,070
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	220,185	10,840	(1,111)	229,914	229,914

Total Changes during the fiscal year	—	—	—	—	18,161	126,608	144,769	—	144,769	220,185	10,840	(1,111)	229,914	374,684

Balance as of March 31, 2013	¥700,000	¥490,707	¥566,535	¥1,057,242	¥19,493	¥497,021	¥516,515	—	¥2,273,758	¥209,629	¥(781)	¥114,969	¥323,817	¥2,597,575

2-47

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥5,213,082	¥4,426,242	¥786,839
Call Loans	483,401	229,155	254,245
Receivables under Resale Agreements	969,105	1,006,263	(37,157)
Guarantee Deposits Paid under Securities Borrowing Transactions	986,277	1,293,030	(306,752)
Other Debt Purchased	125,873	113,670	12,203
Trading Assets	5,494,339	4,423,962	1,070,376
Money Held in Trust	2,836	1	2,835
Securities	26,985,546	24,789,261	2,196,285
Loans and Bills Discounted	31,187,804	28,058,800	3,129,003
Foreign Exchange Assets	1,255,731	879,653	376,077
Derivatives other than for Trading	5,096,899	5,209,806	(112,907)
Other Assets	1,249,707	1,378,450	(128,742)
Tangible Fixed Assets	96,210	94,695	1,515
Intangible Fixed Assets	59,575	63,166	(3,591)
Deferred Tax Assets	—	62,494	(62,494)
Customers’ Liabilities for Acceptances and Guarantees	4,587,056	3,953,368	633,687
Reserves for Possible Losses on Loans	(333,355)	(220,237)	(113,117)
Reserve for Possible Losses on Investments	(1,196)	(1,174)	(22)

Total Assets	¥83,458,896	¥75,760,611	¥7,698,285

Liabilities
Deposits	¥22,549,865	¥19,679,512	¥2,870,353
Negotiable Certificates of Deposit	10,915,095	9,831,173	1,083,921
Call Money	13,053,038	11,946,104	1,106,933
Payables under Repurchase Agreements	6,736,846	4,572,422	2,164,423
Guarantee Deposits Received under Securities Lending Transactions	5,285,682	3,629,352	1,656,329
Trading Liabilities	3,646,047	3,332,789	313,258
Borrowed Money	2,795,165	5,584,005	(2,788,840)
Foreign Exchange Liabilities	291,438	268,281	23,157
Short-term Bonds	40,000	97,400	(57,400)
Bonds and Notes	3,317,003	3,112,154	204,848
Derivatives other than for Trading	5,183,062	5,168,223	14,839
Other Liabilities	791,241	938,212	(146,970)
Reserve for Bonus Payments	8,928	8,131	797
Reserve for Possible Losses on Sales of Loans	48	8	40
Reserve for Contingencies	3,314	2,003	1,311
Deferred Tax Liabilities	86,500	—	86,500
Deferred Tax Liabilities for Revaluation Reserve for Land	16,209	16,861	(652)
Acceptances and Guarantees	4,587,056	3,953,368	633,687

Total Liabilities	79,306,546	72,140,005	7,166,540

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	1,039,244	1,039,244	—
Capital Reserve	578,540	578,540	—
Other Capital Surplus	460,703	460,703	—
Retained Earnings	1,102,288	990,701	111,587
Appropriated Reserve	29,443	1,355	28,087
Other Retained Earnings	1,072,845	989,345	83,499
Retained Earnings Brought Forward	1,072,845	989,345	83,499

Total Shareholders’ Equity	3,545,598	3,434,010	111,587

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	459,836	2,024	457,812
Net Deferred Hedge Gains (Losses), net of Taxes	119,539	156,015	(36,476)
Revaluation Reserve for Land, net of Taxes	27,375	28,554	(1,178)

Total Valuation and Translation Adjustments	606,752	186,594	420,157

Total Net Assets	4,152,350	3,620,605	531,744

Total Liabilities and Net Assets	¥83,458,896	¥75,760,611	¥7,698,285

2-48

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2013 ( A)	For the fiscal year ended March 31, 2012 (B)	Change (A) - (B)
Ordinary Income	¥1,160,339	¥1,075,096	¥85,242
Interest Income	678,189	675,903	2,286
Interest on Loans and Bills Discounted	396,583	354,552	42,031
Interest and Dividends on Securities	195,704	214,666	(18,961)
Fee and Commission Income	184,242	158,169	26,072
Trading Income	44,129	21,272	22,857
Other Operating Income	195,651	198,487	(2,836)
Other Ordinary Income	58,126	21,263	36,862

Ordinary Expenses	900,643	724,882	175,761
Interest Expenses	276,493	280,892	(4,398)
Interest on Deposits	51,996	52,913	(917)
Fee and Commission Expenses	25,192	23,248	1,943
Other Operating Expenses	65,457	67,931	(2,473)
General and Administrative Expenses	259,604	263,302	(3,698)
Other Ordinary Expenses	273,895	89,507	184,387

Ordinary Profits	259,695	350,214	(90,518)

Extraordinary Gains	618	1,438	(820)

Extraordinary Losses	2,540	1,401	1,139

Income before Income Taxes	257,773	350,251	(92,478)
Income Taxes:
Current	20,827	40,495	(19,668)
Refund of Income Taxes	(14,113)	(147)	(13,965)
Deferred	212	42,700	(42,488)

Net Income	¥250,846	¥267,201	¥(16,354)

2-49

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2012	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥1,355	¥989,345	¥990,701	—	¥3,434,010	¥2,024	¥156,015	¥28,554	¥186,594	¥3,620,605

Changes during the fiscal year
Cash Dividends	—	—	—	—	28,087	(168,525)	(140,438)	—	(140,438)	—	—	—	—	(140,438)
Net Income	—	—	—	—	—	250,846	250,846	—	250,846	—	—	—	—	250,846
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	1,178	1,178	—	1,178	—	—	—	—	1,178
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	457,812	(36,476)	(1,178)	420,157	420,157

Total Changes during the fiscal year	—	—	—	—	28,087	83,499	111,587	—	111,587	457,812	(36,476)	(1,178)	420,157	531,744

Balance as of March 31, 2013	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥29,443	¥1,072,845	¥1,102,288	—	¥3,545,598	¥459,836	¥119,539	¥27,375	¥606,752	¥4,152,350

2-50

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥621,643	¥655,446	¥(33,802)
Call Loans	6,583	4,928	1,655
Other Debt Purchased	70,848	91,187	(20,338)
Trading Assets	72,374	65,117	7,256
Securities	1,829,069	2,114,064	(284,994)
Loans and Bills Discounted	3,726,100	3,278,976	447,124
Foreign Exchange Assets	361	137	223
Other Assets	118,643	141,083	(22,439)
Tangible Fixed Assets	27,559	28,567	(1,008)
Intangible Fixed Assets	17,560	18,444	(884)
Deferred Tax Assets	2,040	12,809	(10,769)
Customers’ Liabilities for Acceptances and Guarantees	46,682	49,548	(2,865)
Reserves for Possible Losses on Loans	(16,804)	(17,971)	1,167
Reserve for Possible Losses on Investments	(6)	(0)	(6)

Total Assets	¥6,522,657	¥6,442,339	¥80,317

Liabilities
Deposits	¥1,994,802	¥2,104,687	¥(109,885)
Negotiable Certificates of Deposit	1,042,040	1,000,640	41,400
Call Money	885,188	780,724	104,463
Guarantee Deposits Received under Securities Lending Transactions	477,688	384,723	92,964
Trading Liabilities	67,781	65,282	2,499
Borrowed Money	522,951	766,352	(243,401)
Foreign Exchange Liabilities	—	14	(14)
Bonds and Notes	78,700	88,500	(9,800)
Due to Trust Accounts	918,454	805,241	113,212
Other Liabilities	49,931	22,444	27,487
Reserve for Bonus Payments	1,936	1,942	(6)
Reserve for Contingencies	13,544	13,520	23
Reserve for Reimbursement of Deposits	1,097	1,157	(60)
Acceptances and Guarantees	46,682	49,548	(2,865)

Total Liabilities	6,100,798	6,084,780	16,018

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	98,723	72,827	25,895
Appropriated Reserve	9,508	9,508	—
Other Retained Earnings	89,214	63,319	25,895
Retained Earnings Brought Forward	89,214	63,319	25,895

Total Shareholders’ Equity	361,598	335,702	25,895

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	61,399	25,988	35,410
Net Deferred Hedge Gains (Losses), net of Taxes	(1,139)	(4,132)	2,993

Total Valuation and Translation Adjustments	60,260	21,856	38,403

Total Net Assets	421,858	357,559	64,299

Total Liabilities and Net Assets	¥6,522,657	¥6,442,339	¥80,317

2-51

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2013 (A)	For the fiscal year ended March 31, 2012 (B)	Change (A) - (B)
Ordinary Income	¥170,075	¥174,920	¥(4,844)
Fiduciary Income	47,794	48,450	(656)
Interest Income	54,443	59,410	(4,966)
Interest on Loans and Bills Discounted	37,833	41,669	(3,836)
Interest and Dividends on Securities	14,949	15,617	(667)
Fee and Commission Income	46,232	45,156	1,075
Trading Income	2,139	2,061	78
Other Operating Income	12,143	13,385	(1,241)
Other Ordinary Income	7,322	6,456	866

Ordinary Expenses	135,219	138,859	(3,640)
Interest Expenses	13,398	16,687	(3,289)
Interest on Deposits	2,958	4,478	(1,519)
Fee and Commission Expenses	24,556	22,949	1,607
Other Operating Expenses	1,240	1,747	(506)
General and Administrative Expenses	81,995	86,064	(4,068)
Other Ordinary Expenses	14,028	11,410	2,617

Ordinary Profits	34,856	36,060	(1,204)

Extraordinary Gains	254	—	254

Extraordinary Losses	1,341	107	1,233

Income before Income Taxes	33,769	35,953	(2,184)
Income Taxes:
Current	10,751	(5)	10,756
Deferred	(2,877)	5,167	(8,044)

Net Income	¥25,895	¥30,791	¥(4,896)

2-52

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments			Stock Acquisition Rights	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2012	¥247,369	¥15,505	—	¥15,505	¥9,508	¥63,319	¥72,827	—	¥335,702	¥25,988	¥(4,132)	¥21,856	—	¥357,559

Changes during the fiscal year
Net Income	—	—	—	—	—	25,895	25,895	—	25,895	—	—	—	—	25,895
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	35,410	2,993	38,403	—	38,403

Total Changes during the fiscal year	—	—	—	—	—	25,895	25,895	—	25,895	35,410	2,993	38,403	—	64,299

Balance as of March 31, 2013	¥247,369	¥15,505	—	¥15,505	¥9,508	¥89,214	¥98,723	—	¥361,598	¥61,399	¥(1,139)	¥60,260	—	¥421,858

2-53

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	983,539	Money Trusts	14,907,257
Securities	951,509	Pension Trusts	3,914,854
Beneficiary Rights to the Trusts	34,941,950	Property Formation Benefit Trusts	5,044
Securities held in Custody Accounts	690,209	Investment Trusts	10,886,604
Money Claims	4,775,662	Money Entrusted Other than Money Trusts	1,285,111
Tangible Fixed Assets	4,782,791	Securities Trusts	5,378,176
Intangible Fixed Assets	225,352	Money Claims Trusts	4,078,483
Other Claims	1,302,984	Land and Fixtures Trusts	202,100
Due from Banking Account	918,454	Composite Trusts	9,330,484
Cash and Due from Banks	420,325	Other Trusts	4,663

Total	49,992,781	Total	49,992,781

Note:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥33,869,470 million.
3.	Joint trust assets under the management of other companies: ¥816,892 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥19,114 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,060 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	19,114	Principal	706,333
Securities	6	Reserve	66
Others	687,588	Others	309

Total	706,710	Total	706,710

2-54

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Change (A) - (B)
Total Amount of Funds	21,863,998	21,365,455	498,542
Deposits	1,994,802	2,104,687	(109,885)
Negotiable Certificates of Deposit	1,042,040	1,000,640	41,400
Money Trusts	14,907,257	14,226,430	680,827
Pension Trusts	3,914,854	4,028,734	(113,879)
Property Formation Benefit Trusts	5,044	4,963	80

Loans and Bills Discounted	4,709,640	4,088,017	621,622
of Banking accounts	3,726,100	3,278,976	447,124
of Trust accounts	983,539	809,041	174,498

Securities for Investments	2,780,578	3,027,792	(247,214)
of Banking accounts	1,829,069	2,114,064	(284,994)
of Trust accounts	951,509	913,728	37,780

2-55